 Filed pursuant to General Instruction II.L. of Form F-10
  File No. 333-263941
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated January 28, 2021, as amended and restated by the short form base shelf prospectus dated March 28, 2022 (the “Base Shelf Prospectus”), to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Valens Company Inc. at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, telephone: (416) 599-4661, and are also available electronically under The Valens Company Inc.’s profile at www.sedar.com and via EDGAR at www.sec.gov/edgar.
PROSPECTUS SUPPLEMENT
(TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 28, 2021
AS AMENDED BY THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED MARCH 28, 2022)
New Issue March 30, 2022
THE VALENS COMPANY INC.
$28,125,000
10,613,207 Units
This prospectus supplement (the “Prospectus Supplement”) of The Valens Company Inc. (the “Company” or “Valens”), together with the Base Shelf Prospectus to which it relates (together, the “Prospectus”), qualifies the distribution (the “Offering”) of 10,613,207 units of the Company (the “Units”) at a price of $2.65 per Unit (the “Offering Price”). Each Unit consists of one common share of the Company (each, a “Unit Share”) and one-half of one common share purchase warrant of the Company (each whole warrant being, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (as defined herein) (each, a “Warrant Share”) at an exercise price of $3.20 per Warrant Share, until 4:30 p.m. (Toronto Time) on the date that is four years following the Closing Date (as defined herein). The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Company and Computershare Trust Company of Canada, as warrant agent (the “Warrant Agent”). Computershare Trust Company N.A. will act as warrant co-agent.
The Offering is being made concurrently in all of the provinces of Canada, except Quebec, under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s effective registration statement on Form F-10 (File No. 333-263941) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Details of the Offering” and “Plan of Distribution”.
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This Prospectus also qualifies, for distribution in the United States, 5,306,603 Warrant Shares (6,102,593 Warrant Shares in the event the Over-Allotment Option (as defined below) is exercised in full for Units or Warrants) issuable from time to time on exercise of the Warrants issuable under this Prospectus Supplement, and such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions forming part of the terms and conditions of the Warrants.
The Units are being offered in Canada by Stifel Nicolaus Canada Inc. (“Stifel GMP”), ATB Capital Markets Inc., Haywood Securities Inc., M Partners Inc. and Raymond James Ltd. (collectively, the “Canadian Underwriters”) and in the United Stated by A.G.P./Alliance Global Partners (“AGP”) (the “U.S. Underwriter”, and together with the Canadian Underwriters, the “Underwriters”) pursuant to an underwriting agreement dated March 29, 2022 entered into among the Company and the Underwriters (the “Underwriting Agreement”). A.G.P./Alliance Global Partners is not registered to sell the securities being distributed under the Offering in any Canadian jurisdiction and, accordingly, will only sell Units outside of Canada. See “Plan of Distribution”.
	Price: $2.65 per Unit
	Price to the Public(1)	Underwriters’ Fee(2)(3)	Net Proceeds(3)(4)
Per Unit	$2.65	$0.159	$2.491
Total Offering(5)	$28,125,000	$1,687,500	$26,437,500

Notes:
(1)
The Offering Price was determined by agreement between the Company and Stifel GMP and AGP, (together, the “Co-Lead Underwriters”), on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

(2)
In consideration for the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay the Underwriters a cash fee equal to 6% (the “Underwriters’ Fee”) of the gross proceeds of the Offering (including any gross proceeds of the Over-Allotment Option). See “Plan of Distribution”.

(3)
The Underwriters’ Fee is reduced to 2% (or $0.053 per Unit) in respect of up to 2,358,490 Units which may be issued and sold to purchasers identified by the Company on a president’s list (the “President’s List”). The Company currently estimates a total of 2,358,490 Units to be sold under the President’s List, in which case the total Underwriter’s Fee and the net proceeds to the Company would be $1,437,500 and approximately $26,687,500, respectively.

(4)
After deducting the Underwriters’ Fee and assuming no purchases under the President’s List, but before deducting the expenses of the Offering (estimated to be approximately $850,000) payable by the Company, which will be paid from the proceeds of the Offering.

(5)
The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time until the date that is 30 days following the Closing Date (as defined herein), to purchase up to an additional 15% of the number of Units sold under the Offering, being up to 1,591,981 Units (the “Over-Allotment Units”) and/or up to 1,591,981 Common Shares (“Over-Allotment Shares”) and/or up to 795,990 Warrants (“Over-Allotment Warrants”), to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters to acquire: (a) Over-Allotment Units at the Offering Price; (b) Over-Allotment Shares at a price of $2.3816 per Over-Allotment Share; (c) Over-Allotment Warrants at a price of $0.5369 per Over-Allotment Warrant; or (d) any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 1,591,981 Over-Allotment Shares and 795,990 Over-Allotment Warrants. If the Over-Allotment Option is exercised in full for Units and assuming no sales to the purchasers on the President’s List, the total price to the public, Underwriters’ Fee and net proceeds to the Company (before deducting expenses of the Offering) will be approximately $32,343,750, $1,940,625 and $30,403,125, respectively. The Company currently estimates a total of 2,358,490 Units to be sold under the President’s List, in which case the total price to the public, the Underwriter’s Fee and the net proceeds to the Company if the Over-Allotment Option is exercised in full for Units (before deducting expenses of the Offering) would be approximately $32,343,750, $1,690,625 and $30,653,125, respectively. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units issuable upon exercise of the Over-Allotment Option. A person who acquires securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution” and the table below.

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The following table sets out information relating to the Over-Allotment Option:
Underwriters’ Position	Maximum Size	Exercise Period	Over-Allotment Exercise Price
Over-Allotment Option	1,591,981 Over-Allotment Units 1,591,981 Over-Allotment Shares 795,990 Over-Allotment Warrants	Up to the 30th day following the Closing Date	$2.65 per Over-Allotment Unit $2.3816 per Over-Allotment Share $0.5369 per Over-Allotment Warrant
Unless context otherwise requires, when used herein, all references to the “Offering”, “Units”, “Unit Shares”, “Warrants”, and “Warrant Shares”, assumes the exercise of the Over-Allotment Option and includes the Over-Allotment Units, the Unit Shares and Warrants underlying such Over-Allotment Units, the Over-Allotment Shares and the Over-Allotment Warrants issuable upon the exercise of the Over-Allotment Option, as well as the additional Warrant Shares issuable upon exercise of any Over-Allotment Warrants.
The issued and outstanding common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “VLNS” and on the Nasdaq Capital Market (“Nasdaq”) in the United States under the symbol “VLNS”. On March 29, 2022, being the last trading day completed prior to the announcement of the Offering, the closing price of the Common Shares on the TSX and Nasdaq was $2.92 and US$2.33, respectively.
The Company has applied to list the Unit Shares and the Warrant Shares on the TSX and submitted a notification of listing to list such Unit Shares and Warrant Shares with Nasdaq. Listing of the Unit Shares and Warrant Shares is subject to the approval of the TSX in accordance with its listing requirements, and will be subject to the Company fulfilling all of the listing requirements of the TSX and Nasdaq, respectively. The Company does not intend to apply to list the Warrants on the TSX, Nasdaq or any other securities exchange or other trading system. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors”.
The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain matters relating to Canadian law by Stikeman Elliott LLP, on behalf of the Company, and Borden Ladner Gervais LLP, on behalf of the Underwriters. See, “Legal Matters”. See “Plan of Distribution”.
An investment in the Units is speculative and involves a high degree of risk. The risk factors identified in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein should be carefully reviewed and evaluated before purchasing the Units. See “Risk Factors” in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.
Prospective investors should be aware that the acquisition, holding or disposition of the Units described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.
The Underwriters propose to initially offer, either directly or through their broker-dealer affiliates or agents, the Units at the Offering Price. After a reasonable effort has been made to sell all of the Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Units remaining unsold. Accordingly, the Underwriters may offer the Units at a lower price than that stated above. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.
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Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about April 5, 2022, or such other date as may be agreed upon by the Company and the Underwriters (the “Closing Date”), but in any event no later than 42 days after the date of this Prospectus Supplement. See “Plan of Distribution”.
Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. See “Plan of Distribution”.
We expect that delivery of the Unit Shares and Warrants underlying the Units will be made to investors on or about the Closing Date, which is the fifth business day following the date of pricing of the Units (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Unit Shares and the Warrants underlying the Units on the date of pricing of the Units or the next succeeding business days will be required, by virtue of the fact that the Units initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.
The Unit Shares and Warrants underlying the Units will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”), as the case may be, on the Closing Date. It is expected that the Company will arrange for the instant deposit of the Unit Shares and Warrants underlying the Units under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be, except for certain purchasers that will receive direct registration statements (“DRS”). No certificates evidencing the Unit Shares or Warrants underlying the Units will be issued to purchasers of the Units. Purchasers of the Unit Shares and Warrants will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Unit Shares is purchased, except for certain purchasers that will receive a DRS for their Unit Shares and Warrants. See “Plan of Distribution”.
The offering of Units hereunder is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended November 30, 2021 included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the Underwriters or experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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In this Prospectus Supplement, all references to “$” or “Canadian dollars” mean the lawful currency of Canada and all references to “US$”, “U.S. dollars” or “United States dollars” mean the lawful currency of the United States (the “United States” or the “U.S.”). See “Currency Presentation and Exchange Rate Information”.
The Company’s head office is located at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, and its registered office is located at 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9.
v

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering. If the information varies between this Prospectus Supplement and the Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Prospectus.
No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus Supplement or the Prospectus in connection with the issue and sale of the Units hereunder. Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus in connection with the purchase of the Units. Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference therein. Investors should assume that the information appearing in this Prospectus Supplement and the Prospectus is accurate only as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, financial performance and prospects may have changed since those dates.
The address of the Company’s website is www.thevalenscompany.com. Information contained on the Company’s website does not form part of this Prospectus Supplement or the Prospectus nor is it incorporated by reference herein or therein. Investors should rely only on information contained or incorporated by reference in this Prospectus Supplement and the Prospectus.
Unless otherwise noted or the context indicates otherwise, the “Company”, “Valens”, “we”, “us” and “our” refer to The Valens Company Inc. and its subsidiaries.
Unless otherwise indicated, information contained or incorporated by reference in this Prospectus Supplement and the Prospectus concerning the Company’s industry and the markets in which it operates or seeks to operate is based on information from third party sources, industry reports and publications, websites and other publicly available information, and management studies and estimates. Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by third party sources as well as data from the Company’s own internal research, and include assumptions which the Company believes to be reasonable based on management’s knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and the Company and the Underwriters have not independently verified any third-party information. While the Company believes that such third-party information to be generally reliable, such information and estimates are inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance or the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein.
This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated herein and therein by reference include references to the Company’s trademarks, which is protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated herein and therein by reference may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used in this Prospectus Supplement, the Base Shelf Prospectus or in documents incorporated herein and therein by reference are the property of their respective owners.
This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein are part of the Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to Valens and the Units.
The financial statements of Valens incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus are reported in Canadian dollars and have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Certain calculations included in tables and other figures in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein may have been rounded for clarity of presentation.
MARKETING MATERIALS
Any “template” version of any “marketing materials” (as such terms are defined under applicable Canadian securities laws), including the Term Sheet (as defined below) that are prepared in connection with the Offering are not part of this Prospectus Supplement and the Base Shelf Prospectus to the extent that the contents of the template version of any such marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement or the Base Shelf Prospectus. Any template version of any marketing materials that has been, or will be, filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any such marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus solely for the purposes of the Offering.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement and the documents incorporated herein by reference contain forward looking statements and forward-looking information within the meaning of applicable Canadian and United States securities laws (such forward looking statements and forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this Prospectus Supplement. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “to establish”, “believes”, “ability to” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved), including, without limitation, with respect to the expected timing regarding the completion of the Offering, the use of proceeds of the Offering, the listing of the Unit Shares and Warrant Shares on the TSX and Nasdaq, the exercise of the Over-Allotment Option, the anticipated effect of the Offering on the Company, and all other statements that are not statements of historical fact are be forward-looking statements and are intended to identify forward-looking statements.
Forward-looking statements in this Prospectus Supplement and the documents incorporated by reference herein are based on the beliefs of the Company’s management, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. Certain forward-looking statements relating to medical and recreational cannabis, extracts, domestic and international markets and regulation, the general expectations of the Company related thereto, and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available government sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry that the Company believes to be reasonable. Forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, related to the following (each of which is outlined in the Prospectus or the AIF (as defined below)): completion of the Offering; discretion in the use of proceeds; negative cash flow from operations; potential difficulties in enforcing civil liabilities outside Canada; no dividend payments on Common Shares; cannabis regulatory risks; risks relating to the regulation of hemp in the United States; United States entry restrictions; the uncertainties, effects of and responses to the novel coronavirus disease (“COVID-19”) pandemic; reliance on Canadian licences; reliance on Australian licences; the illegality of cannabis under federal law in the United States; uncertainty surrounding the legality of delta-8 THC; catastrophic events; competition; the recent development of the cannabis industry and market in Canada; price compression in the cannabis industry; maturation of the cannabis market; dependence on supply of cannabis and reliance on key inputs; material weakness in the Company’s internal control over financial reporting; financial risk factors; liquidity and additional financing; market price of securities; credit and liquidity risk; dependence on senior management and key personnel; sufficiency of insurance; general business risk and liability; regulation of the cannabis industry; change in laws, regulations and guidelines; compliance with laws; foreign operations; reliance on a limited number of facilities; limited operating history; TSX and Nasdaq continued listing requirements; vulnerability to rising energy costs; environmental regulation and risks; conflicts of interest; unfavourable publicity or consumer perception; product liability; risks related to intellectual property; cybersecurity and privacy risks; anti-money laundering laws and regulation risks; anti-bribery law violations; product recalls; client acquisitions; difficulties with forecasts; management of growth; litigation; dividends; limited market for securities; currency risk; the sale of the common shares that may have an adverse effect on the market price of the common shares; United States public company compliance efforts; foreign private issuer status under United States securities laws; loss of foreign private issuer status under United States securities laws; and emerging growth company status under United States securities laws, and other factors identified in this Prospectus Supplement and in the documents incorporated by reference herein. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. Prospective purchasers are cautioned that the foregoing list of risk factors set out in this Prospectus Supplement and the documents incorporated herein is not exhaustive of the factors and assumptions that may affect any forward-looking statements of the Company. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. The global pandemic related to the COVID-19 pandemic could have a particularly significant, detrimental and unpredictable effect on forward-looking statements and has cast uncertainty on each of the assumptions upon which these forward-looking statements are based. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on the Company’s business remain unknown at this time. In addition, management cannot predict how businesses and consumers will respond to the ongoing lifting or relaxing of physical-distancing measures across Canada and internationally. Accordingly, prospective purchasers should not place undue reliance on forward-looking statements, including those contained in the documents incorporated herein by reference, as statements containing forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements contained herein are presented for the purposes of assisting prospective purchasers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.
The forward-looking statements contained in this Prospectus Supplement, including the documents incorporated herein by reference, represent the Company’s views and expectations as of the date of this Prospectus Supplement and forward-looking statements contained herein represent the Company’s views as of the date of hereof. The Company anticipates that subsequent events and developments may cause its views to change. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We express all amounts in this Prospectus Supplement in Canadian dollars, except where otherwise indicated. References to “$” are to Canadian dollars and references to “US$” are to U.S. dollars.
The following table sets out the high and low rates of exchange for one Canadian dollar expressed in U.S. dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the daily average rate of exchange published by the Bank of Canada for conversion of United States dollars into Canadian dollars.
	Year Ended
	November 30, 2020		November 30, 2021
Highest rate during the period	US$	0.7713	US$	0.8306
Lowest rate during the period	US$	0.6898	US$	0.7721
Average rate for the period	US$	0.7443	US$	0.7979
Rate at the end of the period	US$	0.7713	US$	0.7817
On March 29, 2022, the last banking day prior to the date of this Prospectus Supplement, the rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7994. No representation is made that Canadian dollars could be converted into United States dollars at that rate or any other rate.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other information has also been incorporated by reference in the Base Shelf Prospectus from documents filed with the securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC and reference should be made to the Base Shelf Prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company, at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, telephone: (416) 599-4661, and are also available electronically under the Company’s SEDAR profile at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov/edgar. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.
As of the date of this Prospectus Supplement, the following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces of Canada, except Québec, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Shelf Prospectus as of the date of this Prospectus Supplement:
a)
the Company’s annual information form for the year ended November 30, 2021 dated February 28, 2022 and filed on SEDAR on March 10, 2022 (the “AIF”);

b)
the Company’s management’s discussion and analysis of the financial condition and results of the operations of the Company for the year ended November 30, 2021;

c)
the Company’s audited consolidated financial statements as at and for the years ended November 30, 2021 and 2020 and related notes together with the report of the independent registered public accounting firm thereon (the “Annual Financial Statements”);

d)
the Company’s management information circular dated April 19, 2021 for the annual general and special meeting of the shareholders held on May 25, 2021; and

e)
the term sheet dated March 29, 2022 filed on SEDAR in connection with the Offering (the “Term Sheet”).

Any documents of the type required to be incorporated by reference herein pursuant to National Instrument 44-101 — Short Form Prospectus Distributions, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference as an exhibit to the Registration Statement or into the Prospectus which forms a part of the Registration Statement, information from other documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), if and to the extent expressly provided therein. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
Any statement contained in this Prospectus Supplement, the Prospectus or any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus for the purposes of the Offering shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained in this Prospectus Supplement, the Prospectus or any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Prospectus, except as so modified or superseded. References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Prospectus, and we disclaim any such incorporation by reference.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:
•
the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•
the Underwriting Agreement described in this Prospectus Supplement;

•
the Warrant Indenture described in this Prospectus Supplement;

•
the consent of KPMG LLP, the Company’s independent auditor;

•
the consent of Stikeman Elliott LLP, the Company’s Canadian counsel;

•
the consent of Borden Ladner Gervais LLP, Canadian counsel to the Underwriters; and

•
powers of attorney of the Company’s directors and officers, as applicable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-10 relating to the sale of the Company’s securities. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.
You may read and download the documents we have filed with the SEC electronically on the SEC’s EDGAR website at www.sec.gov/edgar. We are also subject to filing requirements prescribed by securities regulatory authorities in Canada. These filings are available electronically from SEDAR at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus Supplement.

DESCRIPTION OF THE BUSINESS
Company Overview
The Company is a research-driven, vertically integrated, end-to-end developer and manufacturer of innovative, cannabinoid-based products. The Company produces, markets and sells a portfolio of branded products under the Versus, Contraband, Citizen Stash, Verse Cannabis (“Verse”), Green Roads (solely with respect to CBD products) and Vacay brands, leveraging one of the broadest and most innovative manufacturing platforms in the sector. Valens manufacturing expertise extends across all major product forms including cannabis flower, pre rolls, vapes, concentrates, edibles, beverages and topicals, allowing the Company to excel as the partner of choice for leading Canadian and international cannabis brands under its complimentary white label business.
The Company was previously incorporated under several predecessor names under the laws of British Columbia. On November 24, 2016, the Company changed its name to “Valens GroWorks Corp.” to reflect the change in its prior business activities following the completion of its acquisition, pursuant to a reverse takeover, of Valens AgriTech Ltd.
Effective June 18, 2020, the Company was exported out of British Columbia and continued under the Canada Business Corporations Act (the “CBCA”) under its current name, “The Valens Company Inc.” The Company carries on business under the name “The Valens Company”.
The Company currently operates through its eight wholly-owned subsidiaries: Valens Agritech Ltd. (“VAL”), Valens Farms Ltd., Valens Labs Ltd. (“Labs”), LYF Food Technologies Inc. (“LYF”) and Citizen Stash Cannabis Corp. (“Citizen Stash”), all based in the Okanagan Valley of British Columbia; Southern Cliff Brands Inc. (“Pommies”) based in Ontario; Valens Australia Pty Ltd. (“VAPL”), based in Australia; and Green Roads, Inc. (“Green Roads”), based in Florida.
The Company holds an indirect interest in: Experion Biotechnologies Inc., Fish Trap Ventures Ltd. and Stake Lake Services Ltd., which are each wholly-owned subsidiaries of Citizen Stash; and GWR Distributors LLC and Green Roads Wellness LLC, which are both 100% owned by Green Roads (together with GWR Distributors LLC and Green Roads Wellness LLC, “GR, Inc.”).
The Company is a reporting issuer in all of the provinces of Canada and its head office is located at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, and its registered office is located at 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9.
Recent Developments
In pursuit of improving profitability, the Company has successfully transferred all of the Citizen Stash operations to its Kelowna facilities. This decision is expected to improve the cost efficiency of operations by co-locating similar processes to reap the advantages of scale and increased utilization. Examples of such collocation include inventory management, input sourcing, pre-roll manufacturing, packaging excise stamp labeling, and logistics. Valens will be looking to monetize the remaining Citizen Stash assets, including the facility, in the near term as part of the Company’s integration initiatives announced in February. The monetization of such assets is not material to the Company.
For certain other details about the Company’s business, please refer to the AIF and other documents incorporated by reference in this Prospectus Supplement and the Prospectus that are available on SEDAR at www.sedar.com.
USE OF PROCEEDS
The net proceeds from the Offering, assuming that the Over-Allotment Option is not exercised, assuming sales of 2,358,490 Units under the President’s List and after payment of the estimated expenses of the Offering and the Underwriters’ Fee, are estimated to be $25,837,500.
If the Over-Allotment Option is exercised in full for Units, then the net proceeds to the Company, assuming sales of 2,358,490 Units under the President’s List and after payment of the estimated expenses of the Offering and the Underwriters’ Fee, are estimated to be $29,803,125.

The Company intends to use the net proceeds of the Offering to continue to pursue strategic growth initiatives in North America, provide funding for working capital and for general corporate purposes.
The Company has not yet determined to pursue any particular acquisition requiring the use of a portion of the net proceeds of the Offering, and will evaluate opportunities as part of its ongoing acquisition strategy as such opportunities arise. As of the date hereof, the Company does not have any additional material information regarding future acquisitions that would be significant acquisitions for the purposes of Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”).
If the Over-Allotment Option is exercised, any additional net proceeds of the Offering will be allocated to pursue opportunistic acquisitions and business expansion opportunities in North America and international markets.
While the Company currently anticipates that it will use the net proceeds of the Offering as set forth above, the Company may re-allocate the net proceeds of the Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the cannabis and hemp industries and regulatory landscape, as well as other conditions relevant at the applicable time. Consistent with the high level of activity in the sector, Valens has discussed various potential strategic transactions. At the present time, there is insufficient information to provide with respect to potential transactions. The Company intends to continue to monitor industry developments and may have further discussions in respect of strategic transactions in the future, but the Company can offer no assurance that any transaction would result from any such future discussions. During the fiscal year ended November 30, 2021, the Company had negative cash flow from operating activities and the Company may use the net proceeds to fund negative cash flow from operating activities in future periods.
Until utilized, some or all of the net proceeds of the Offering may be held in cash balances in the Company’s bank account or invested at the discretion of the Board, in short-term, high-quality, interest-bearing corporate, government-issued or government-guaranteed securities. Management will have discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure. See “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus and the AIF.
CONSOLIDATED CAPITALIZATION
The following table sets forth the Company’s consolidated capitalization as of November 30, 2021 on an actual basis prior to the Offering, after giving effect to the Offering (assuming no exercise of the Over-Allotment Option) and after giving effect to the Offering (assuming the exercise of the Over-Allotment Option in full for Units). There have been no material changes in the consolidated capitalization of the Company since the date of the Annual Financial Statements which have not been disclosed in this Prospectus or the documents incorporated by reference herein. The following table is based on the audited consolidated balance sheet of the Company as at November 30, 2021 and should be read in conjunction with the Annual Financial Statements and other information included in the documents incorporated by reference in this Prospectus Supplement and the Prospectus.

	As at November 30, 2021 before giving effect to the Offering	As at November 30, 2021 after giving effect to the Offering (assuming no exercise of the Over-Allotment Option)	As at November 30, 2021 after giving effect to the Offering (assuming the Over-Allotment Option is exercised in full for Units)
Cash	$16,053,176	$42,490,676(2)	$46,456,301(3)
Term Loan(5)	$9,739,117	$9,739,117	$9,739,117
Common Shares	$198,071,028(1)	$224,508,528(2)	$228,474,153(3)
	(67,832,544 Common Shares)	(78,445,751 Common Shares)	(80,037,732 Common Shares)
Warrants	17,646,150	22,952,753	23,748,743
Stock Options	2,037,264(4)	2,037,264(4)	2,037,264(4)
Restricted Share Units (“RSUs”)	97,523	97,523	97,523
Deferred Share Units (“DSUs”)	102,248	102,248	102,248

Notes:
(1)
Calculation based on a price of $2.92, the last closing price of the Company’s Common Shares listed on the TSX as of March 29, 2022.

(2)
Calculation based on net proceeds to the Company of approximately $26,437,500 (assuming the Over-Allotment Option is not exercised) and after deducting payment of the Underwriters Fee of $1,687,500(assuming no sales under the President’s List), but before deducting expenses of the Offering expected to be $850,000.

(3)
Calculation based on net proceeds to the Company of approximately $30,403,125 (assuming the Over-Allotment Option is exercised in full for Units) and after deducting payment of the Underwriters Fee of $1,940,625 (assuming no sales under the President’s List), but before deducting expenses of the Offering expected to be $850,000.

(4)
Granted pursuant to the Company’s omnibus long-term incentive plan (the “LTIP”) as described in the Annual Financial Statements.

(5)
This figure does not reflect the adjustment to the consolidated capitalization of the Company arising from the credit facility entered into between the Company, as borrower, and 2361380 Ontario Limited, as lender, on December 15, 2021, a portion of which was used to retire the remaining $7.5 million outstanding under the Company’s previous credit facility with Canadian Imperial Bank of Commerce and ATB Financial dated May 29, 2020. As of the date hereof, there has been a $40 million drawdown on this credit facility. See AIF for further details.

DETAILS OF THE OFFERING
The Offering consists of 10,613,207 Units at a price of $2.65 per Unit, with each Unit consisting of one Unit Share and one-half of one Warrant. Each Warrant will entitle the holder thereof to acquire one Warrant Share at an exercise price of $3.20 per Warrant Share, until 4:30 p.m. (Toronto time) on the date that is four years following the Closing Date (the “Expiry Date”), subject to customary adjustments in connection with certain events. The Units will be issued on the Closing Date, and on the closing of the exercise of the Over-Allotment Option, if applicable, pursuant to the Underwriting Agreement. The Units will immediately separate into Unit Shares and Warrants upon issuance. For a summary of the material attributes of the Common Shares and Warrants that comprise the Units and certain rights attaching to each thereto. See “Description of the Securities” in this Prospectus Supplement.
DESCRIPTION OF THE SECURITIES
The Units
The Offering consists of 10,613,207 Units, with each Unit consisting of one Unit Share and one-half of one Warrant. Each Warrant will entitle the holder thereof to acquire one Warrant Share at an exercise price of $3.20 per Warrant Share, until 4:30 p.m. (Toronto time) on the date that is four years following the Closing Date, subject to adjustment that is customary upon the occurrence of certain events. The Units will immediately separate into Unit Shares and Warrants upon issuance. The Units will not be certificated except in limited circumstances.

Authorized Share Capital
The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”). As at the close of business on March 29, 2022, there were 68,339,488 Common Shares issued and outstanding; there are no Preferred Shares issued and outstanding.
Common Shares
Holders of Common Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of the Company (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Common Share on all matters to be voted on by shareholders at meetings of the Company’s shareholders. Holders of Common Shares are entitled to receive such dividends, if, as and when declared by the Board, in their sole discretion, subject to the prior rights of the holders of preferred shares of the Company. All dividends which the Board may declare shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. On liquidation, dissolution or winding up of the Company, the holders of Common Shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company. There are no pre-emptive, redemption or conversion rights attaching to the Common Shares. All Common Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment. See “Description of Securities Offered” in the Base Shelf Prospectus for further details.
Warrants
The Warrants will be governed by the terms of the Warrant Indenture to be entered into on or before the Closing Date between the Company and Computershare Trust Company of Canada, as Warrant Agent. Computershare Trust Company N.A. will act as warrant co-agent (the “Warrant Co-Agent”). Under the Warrant Indenture, each Warrant will entitle the holder thereof to acquire, subject to adjustment, each in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $3.20 per Warrant Share at any time prior to 4:30 p.m. (Toronto time) on the date that is four years following the Closing Date, after which time the Warrants shall be void and of no value or effect. A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in Toronto, Ontario or at the principal offices of the Warrant Co-Agent in the City of New York, New York or such other place as may be designated in accordance with the Warrant Indenture. The holders of Warrants will not, as such, have any voting right or other right attached to the Warrant Shares until and unless the Warrants are duly exercised as provided for in the Warrant Indenture.
The following is a summary of certain anticipated provisions of the Warrant Indenture and does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which, following the closing of the Offering (i) will be filed on SEDAR under the issuer profile of the Company at www.sedar.com and on EDGAR at www.sec.gov/edgar, or (ii) may be obtained on request without charge from the Company at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, telephone (416) 599-4661.
The Warrant Indenture is expected to provide customary adjustment provisions designed to protect the holders of Warrants against dilution including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of dividends outside of the ordinary course, or amalgamation/merger of the Company.
No fractional Warrant Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Company or entitle such holder to any right or interest in respect of the Warrant Shares except as expressly provided in the Warrant Indenture. Holders of Warrants will not have any voting or preemptive rights or any other rights of a holder of Common Shares.
The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Company will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least fourteen (14) days prior to the record date or effective date, as the case may be, of such event.
The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Company, without the consent of the holders of Warrants, may be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on counsel, the rights of the holders of Warrants are not prejudiced, as a group.
The Warrant Indenture will also contain provisions making binding, upon all holders of Warrants, resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by holders of Warrants holding a specified percentage of the Warrants. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Warrants, as a group, will be subject to approval by an “Extraordinary Resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of Warrant Shares which may be acquired pursuant to all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2∕3% of the aggregate number of Warrant Shares that may be acquired on exercise of all of the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2∕3% of the aggregate number of Warrants Shares that may be acquired on exercise of all of the then outstanding Warrants.
The Warrant Indenture will include certain beneficial ownership limitations under which Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Warrant Shares issuable upon such exercise of the Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Company, to a maximum of 9.99%. Except as provided in the Warrant Indenture, beneficial ownership will be calculated in accordance with Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Warrant is exercisable and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Warrants shall be deemed to be the holder’s determination of whether the Warrants are exercisable, and neither the Warrant Agent nor the Company will have any obligation to verify or confirm the accuracy of such determination.
This Prospectus Supplement also covers the issuance of the Warrant Shares upon exercise of the Warrants for purposes of applicable U.S. securities laws (but this Prospectus Supplement does not cover any distribution of the Warrant Shares upon exercise of the Warrants in any Canadian Qualifying Jurisdiction (as defined below) under applicable Canadian securities laws). The Company will use commercially reasonable best efforts to maintain a registration statement covering the issuance of the Warrant Shares in the United States effective until the earlier of the Expiry Date or such time as no Warrants remain outstanding (provided, however, that nothing shall prevent the Company’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture), which could require the additional filing of a new registration statement and/or base shelf prospectus and prospectus supplement if the current Prospectus is no longer usable.
If, at any time prior to the Expiry Date, the Company determines that no registration statement filed with the SEC is effective, or that its use is suspended, no holder of Warrants will be permitted to exercise Warrants unless an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws is established to a reasonable satisfaction of the Company and the Warrant Agent, and the holders of Warrants will receive a notice of this determination from the Warrant Agent, together with written confirmation that the Warrants may, until the earlier of (x) a registration statement becoming effective or ceasing to be suspended and any prospectus supplement necessary in relation thereto having been filed and (y) the Expiry Date, if the Current Market Price (as defined in the Warrant Indenture) of the Common Shares exceeds the exercise price for the Warrants, also be exercised by means of a “cashless exercise” in which the holder of Warrants will be entitled to receive a number of Common Shares determined on the basis of the excess of the Current Market Price over the exercise price for the Warrants.
The principal transfer office of the Warrant Agent in Toronto, Ontario or at the principal offices of the Warrant Co-Agent in the City of New York, New York are the locations at which Warrants may be surrendered for exercise or transfer.
There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Offering. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. See “Risk Factors”.
PLAN OF DISTRIBUTION
Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase, as principals, on a “bought deal” basis, on the Closing Date, 10,613,207 Units at a price of $2.65 per Unit, for aggregate gross consideration of up to $28,125,000 payable in cash to the Company against delivery of the Units. The Offering Price has been determined by arms’ length negotiation between the Company and the Co-Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares. The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several), are subject to certain closing conditions and may be terminated at their discretion on the basis of “material adverse change out”, “disaster out”, “breach out” and “regulatory out” provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are obligated to take up and pay for all of the Units under the Underwriting Agreement as follows:
Underwriter	Number of Units
Stifel Nicolaus Canada Inc.	4,218,750
A.G.P./Alliance Global Partners	4,218,750
ATB Capital Markets Inc.	1,061,321
Haywood Securities Inc.	530,660
M Partners Inc.	318,396
Raymond James Ltd.	265,330
Total	10,613,207
The Company has granted to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, at any time and from time to time, at the sole discretion of the Underwriters, until the date that is 30 days following the Closing Date, to purchase up to an additional 15% of the number of Units sold under the Offering, being up to 1,591,981 Over-Allotment Units and/or up to 1,591,981 Over-Allotment Shares and/or up to 795,990 Over-Allotment Warrants to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters to acquire: (a) Over-Allotment Units at the Offering Price; (b) Over-Allotment Shares at a price of $2.3816 per Over-Allotment Share; (c) Over-Allotment Warrants at a price of $0.5369 per Over-Allotment Warrant; or (d) any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 1,591,981 Over-Allotment Shares and 795,990 Over-Allotment Warrants.
If the Over-Allotment Option is exercised in full for Units, and assuming no sales under the President’s List, then the net proceeds to the Company, after payment of the estimated expenses of the Offering and the Underwriters’ Fee, is estimated to be $29,553,123. The Company currently estimates a total of 2,358,490 Units to be sold under the President’s List, in which case, assuming the Over-Allotment Option is exercised in full for

Units, the total net proceeds to the Company, after payment of the estimated expenses of the Offering and the Underwriters’ Fee, is estimated to be approximately $29,803,125.
This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units issuable upon exercise of the Over-Allotment Option. A person who acquires securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters the Underwriters’ Fee equal to 6% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option), except that the Underwriters’ Fee in respect of any investors included on the President’s List shall be equal to 2% of the gross proceeds from such investors in the Offering.
The Units are being offered in the United States by the U.S. Underwriter and in each of the provinces of Canada, other than Quebec (each, a “Canadian Qualifying Jurisdiction”), by the Canadian Underwriters pursuant to the Underwriting Agreement. The Offering is being made concurrently in Canada under the terms of the Base Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Base Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Units for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Units outside of Canada and the United States. Notwithstanding the foregoing, A.G.P./Alliance Global Partners is not registered to sell the securities being distributed under the Offering in any Canadian jurisdiction and, accordingly, will only sell Units outside of Canada.
The Company has applied to list the Unit Shares and the Warrant Shares on the TSX and submitted a notification of listing to list such Unit Shares and Warrant Shares with Nasdaq. Listing of the Unit Shares and Warrant Shares is subject to the approval of the TSX in accordance with its listing requirements, and will be subject to the Company fulfilling all of the listing requirements of the TSX and Nasdaq, respectively. There is currently no market through which the Warrants may be sold. See “Risk Factors”.
Pursuant to the Underwriting Agreement, the Company has agreed not to, directly or indirectly, issue, agree to issue, or announce an intention to issue, any additional debt, Common Shares or any securities convertible into or exchangeable for shares of the Company (except in connection with the exchange, transfer, conversion or exercise rights of existing outstanding securities or existing commitments to issue securities and/or an arm’s length acquisition) for a period of 90 days from the Closing Date without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, acting reasonably.
The Company has also agreed to use its best efforts to cause each of the directors and officers of the Company to enter into lock up agreements in favour of the Underwriters evidencing their agreement not to, until the date that is 90 days following the Closing Date, sell, transfer or pledge, or otherwise dispose of, any securities of the Company other than pursuant to the terms of the lock up agreements.
Pursuant to the terms of the Underwriting Agreement, the Company has agreed to reimburse the Underwriters for certain expenses incurred in connection with the Offering. The Company has agreed to indemnify the Underwriters and their directors, officers, employees, securityholders and agents against, certain liabilities and expenses and to contribute to payments the Underwriters may be required to make in respect thereof.
The summary of certain provisions of the Underwriting Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the provisions of the Underwriting Agreement, a copy of which has been filed with the securities commissions in Canada and is available on SEDAR at www.sedar.com.
Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, on Nasdaq or otherwise.
The Underwriters propose to initially offer, either directly or through their broker-dealer affiliates or agents, the Units at the Offering Price. After a reasonable effort has been made to sell all of the Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Units remaining unsold. Any such reduction will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Company and will not affect the proceeds received by the Company.
Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about April 5, 2022, or such other date as may be agreed upon by the Company and the Underwriters, but in any event no later than 42 days after the date of this Prospectus Supplement.
The accompanying Base Shelf Prospectus as supplemented by this Prospectus Supplement in electronic format may be made available on websites maintained by one or more Underwriters or selling group members, if any, participating in the Offering. The representatives may agree to allocate a number of Units to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make internet distributions on the same basis as other allocations.
The Unit Shares underlying the Units will be ready for delivery through the facilities of the DTC or CDS, as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Unit Shares underlying the Units under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be, except for certain purchasers that will receive a DRS for their Unit Shares and Warrants. No certificates evidencing the Unit Shares underlying the Units will be issued to purchasers of the Units. Purchasers of the Unit Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Unit Shares is purchased, except for certain purchasers that will receive a DRS for their Unit Shares and Warrants.
We expect that delivery of the Unit Shares and Warrants underlying the Units will be made to investors on or about the Closing Date, which is the fifth business day following the date of pricing of the Units. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Unit Shares and the Warrants underlying the Units on the date of pricing of the Units or the next succeeding business days will be required, by virtue of the fact that the Units initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

PRIOR SALES
For the 12-month period before the date of this Prospectus Supplement, the Company issued the following Common Shares and securities exercisable or convertible into Common Shares:
Security	Number of Securities(14)	Issue/Exercise Price per Security(14)	Date of Issue
Common Shares(8)	751	$5.19	April 16, 2021
Common Shares(8)	10,667	$5.85	April 20, 2021
Common Shares(8)	139	$5.19	April 20, 2021
Common Shares(8)	6,944	$5.85	April 26, 2021
Common Shares(8)	302	$5.19	April 28, 2021
Common Shares(8)	2,061	$5.19	May 3, 2021
Common Shares(8)	398	$5.19	May 5, 2021
Common Shares(8)	102	$5.19	May 6, 2021
Common Shares(8)	266	$5.19	May 10, 2021
Common Shares(8)	20,833	$5.85	May 11, 2021
Common Shares(8)	1,289	$5.19	May 11, 2021
Common Shares(8)	25,000	$8.37	May 13, 2021
Common Shares(8)	3,816	$5.19	May 13, 2021
Common Shares(10)	35,000	$5.25	May 13, 2021
Options(1)	50,000	$10.41	May 17, 2021
Common Shares(9)	333	$7.65	May 18, 2021
Common Shares(9)	833	$7.65	May 21, 2021
Deferred share units(4)	9,375	$9.60	May 27, 2021
Common Shares(12)	13,896	$9.60	May 27, 2021
Warrants(3)	6,967,651	$12.45	June 1, 2021
Common Shares(8)	312	$5.19	June 1, 2021
Units(11)	4,646,767	$9.84	June 1, 2021
Common Shares(6)	4,094,726	$9.93	June 21, 2021
Common Shares(12)	5,291	$7.62	July 12, 2021
Common Shares(8)	107	$5.19	July 26, 2021
Common Shares(8)	289	$5.19	July 28, 2021
Common Shares(8)	2,328	$5.19	August 9, 2021
Common Shares(8)	177	$5.19	August 11, 2021
Common Shares(8)	4,167	$8.37	August 12, 2021
Common Shares(8)	763	$5.19	August 12, 2021
Common Shares(8)	5,833	$8.37	August 18, 2021
Common Shares(8)	4,417	$5.19	August 18, 2021
Common Shares(8)	16,667	$5.85	August 19, 2021
Common Shares(8)	260	$5.19	August 20, 2021
Common Shares(8)	122	$5.19	August 22, 2021
Common Shares(8)	8,333	$5.85	August 23, 2021
Common Shares(10)	35,000	$5.25	August 25, 2021
Deferred share units(4)	16,125	$9.30	August 27, 2021
Common Shares(12)	12,574	$9.30	August 27, 2021

Security	Number of Securities(14)	Issue/Exercise Price per Security(14)	Date of Issue
Common Shares(8)	8,333	$5.85	September 1, 2021
Common Shares(8)	736	$5.19	September 2, 2021
Common Shares(8)	8,333	$5.85	September 3, 2021
Common Shares(8)	8,333	$5.85	September 7, 2021
Common Shares(8)	8,333	$5.85	September 8, 2021
Common Shares(8)	8,333	$5.85	September 9, 2021
Common Shares(8)	6,900	$5.85	September 13, 2021
Common Shares(8)	3,333	$5.19	September 15, 2021
Common Shares(8)	9,767	$5.85	September 15, 2021
Common Shares(8)	4,097	$5.19	September 16, 2021
Common Shares(8)	8,333	$5.85	September 16, 2021
Common Shares(8)	3,333	$5.19	September 17, 2021
Common Shares(8)	8,333	$5.85	September 17, 2021
Common Shares(8)	3,333	$5.19	September 20, 2021
Common Shares(8)	8,333	$5.85	September 20, 2021
Common Shares(8)	3,333	$5.19	September 21, 2021
Common Shares(8)	8,333	$5.85	September 21, 2021
Common Shares(8)	8,333	$3.21	September 21, 2021
Common Shares(8)	16,667	$5.85	September 23, 2021
Common Shares(8)	5,000	$3.21	September 24, 2021
Common Shares(8)	3,878	$5.19	September 24, 2021
Common Shares(8)	13,833	$3.21	September 27, 2021
Common Shares(8)	6,000	$5.19	September 28, 2021
Common Shares(8)	72,833	$3.21	September 28, 2021
Common Shares(8)	3,125	$5.19	October 19, 2021
Common Shares(8)	45,833	$5.85	October 19, 2021
Common Shares(7)	5,786,360	$6.18	November 8, 2021
Common Shares(13)	23,395	$5.46	November 10, 2021
Consolidation fractional adjustment	(110)	N/A	November 16, 2021
Common Shares(9)	833	$12.45	November 23, 2021
Common Shares(10)	35,000	$5.25	November 25, 2021
Deferred share units(4)	33,035	$4.54	November 26, 2021
Common Shares(13)	29,499	$4.26	November 30, 2021
Common Shares(12)	12,194	$4.26	November 30, 2021
Options(2)	2,568,462	$3.93	January 18, 2022
Restricted share units(5)	777,514	$3.00	January 18, 2022
Common Shares(10)	35,000	$5.25	February 22, 2022
Deferred share units(4)	57,470	$2.61	March 1, 2022

Notes:
(1)
The stock options are exercisable at a price of $10.41 per Common Share for a period of five years pursuant to the LTIP.

(2)
The stock options are exercisable at a price of $3.93 per Common Share for a period of five years pursuant to the LTIP.

(3)
The warrants were issued as part of units sold in a bought-deal financing arrangement and expire 3 years from the date of issue.

(4)
The deferred share units all vested upon issuance and were issued pursuant to the LTIP.

(5)
The restricted share units issued vest quarterly over three years and were issued pursuant to the LTIP.

(6)
The Common Shares were issued in connection with the acquisition by the Company of all of the issued and outstanding shares of Green Roads and its manufacturing subsidiary, which closed on June 21, 2021.

(7)
The Common Shares were issued in connection with the acquisition by the Company of all of the issued and outstanding common shares and other securities of Citizen Stash Cannabis Corp., which closed on November 8, 2021.

(8)
Issued in connection with the exercise of options for gross proceeds of $2,141,640.

(9)
Issued in connection with the exercise of warrants.

(10)
Issued to settle obligations to officers and employees.

(11)
Issued 4,646,767 units pursuant to a bought deal financing. Each unit is comprised of one common share and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.15 per share for a period of thirty-six months from the closing date.

(12)
Issued in connection with the settlement of restricted share units. 87,909 restricted share units were settled half through the issuance of 43,955 Common Shares and half settled in cash with a total payment of $342,601.

(13)
Issued in connection with the release of deferred share units.

(14)
For consistency, the number of securities issued and applicable issue or exercise prices have been adjusted to reflect the consolidation of the Common Shares effective as of November 16, 2021 (the “Consolidation”), as applicable, including for issuances where the Consolidation was effected subsequent to the date of issuance.

TRADING PRICE AND VOLUME
The following table sets forth, for the periods indicated, the reported high and low monthly trading prices and the aggregate volume of trading of the Common Shares on the TSX under the symbol “VLNS” since March 2021. For consistency, the trading prices and volumes in the table below reflect the adjusted prices and volumes as a result of the Consolidation, which includes the trading prices and volumes for the months prior to the Consolidation.
	Price Range(1)
Date	High ($)	Low ($)	Monthly Trading Volume(2)
March 1 – 29, 2022	3.37	2.12	5,784,404
February 2022	3.79	2.12	6,158,325
January 2022	3.36	2.07	2,868,849
December 2021	4.70	3.07	3,957,057
November 2021	6.27	3.93	4,260,480
October 2021	7.11	5.58	2,054,638
September 2021	9.15	6.93	2,041,161
August 2021	9.87	7.38	2,182,831
July 2021	9.27	6.57	2,637,370
June 2021	10.53	8.61	3,122,570
May 2021	12.00	8.49	6,905,971
April 2021	11.16	6.93	4,833,408
March 2021	8.40	4.86	6,478,686

Notes:
(1)
Includes intra-day lows and highs.

(2)
Total volume traded in the month.

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on Nasdaq under the symbol “VLNS” since December 10, 2021 and on OTCQX from March 2021 through December 9, 2021. For consistency, the trading prices and volumes in the table below reflect the adjusted prices and volumes as a result of the Consolidation, which includes the trading prices and volumes for the months prior to the Consolidation.

	Price Range(1)
Date	High (US$)	Low (US$)	Monthly Trading Volume(2)
March 1 – 29, 2022	2.70	1.65	1,577,387
February 2022	3.00	1.68	2,368,866
January 2022	2.66	1.63	1,257,918
December 2021	3.99	2.40	2,102,432
November 2021	5.07	3.06	1,498,648
October 2021	5.76	4.50	982,293
September 2021	7.29	5.43	584,360
August 2021	8.16	5.85	538,243
July 2021	7.47	5.13	1,044,368
June 2021	8.71	6.93	900,321
May 2021	9.93	7.01	2,130,597
April 2021	9.00	5.52	1,935,195
March 2021	6.68	3.78	2,777,162

Notes:
(1)
Includes intra-day lows and highs.

(2)
Total volume traded in the month.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Stikeman Elliott LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada), including the regulations promulgated thereunder (the “Tax Act”) generally applicable to an investor who acquires, as beneficial owner, Unit Shares and Warrants pursuant to the Offering, and Warrant Shares upon the exercise of the Warrants, and who, at all relevant times, for purposes of the Tax Act, holds its Unit Shares, Warrants and Warrant Shares as capital property and deals at arm’s length with the Company and the Underwriters and is not affiliated with the Company or the Underwriters (a “Holder”). Generally, the Unit Shares, Warrants and Warrant Shares will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.
This summary is not applicable to a Holder (a) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) which has made an election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (e) that has entered into, or will enter into, a “derivative forward agreement” under the Tax Act with respect to the Unit Shares, Warrants or Warrant Shares. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to the tax consequences of the Offering.
Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is or becomes, or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Unit Shares or Warrant Shares, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Units.
This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this Prospectus Supplement, the current published administrative policies and assessing practices of the Canada Revenue Agency and the Canada — United States Tax Convention (1980), as amended (the “Treaty”). No assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation concerning the tax consequences to any particular Holder or prospective Holder are made. Prospective Holders of Units should consult their own tax advisors with respect to an investment in the Units having regard to their particular circumstances.
Allocation of Offering Price
Holders will be required to allocate the aggregate cost of a Unit between the Unit Share and the Warrant on a reasonable basis in order to determine their respective costs for the purposes of the Tax Act. The Company intends to allocate as consideration for their issue $2.3816 to each Unit Share and $0.2684 to each one-half Warrant acquired as part of a Unit. As of the date of this Prospectus Supplement, the Company believes that such allocation is reasonable, but such allocation will not be binding on the Canada Revenue Agency or a Holder. The adjusted cost base to a Holder of a Unit Share acquired as part of a Unit will be determined by averaging the cost of such Unit Share with the adjusted cost base of all Common Shares held by the Holder as capital property immediately before such acquisition.
Exercise of Warrants
No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant immediately before that time and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company held as capital property immediately before the acquisition of the Warrant Share.
Holders Resident in Canada
This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a “Resident Holder”). Resident Holders whose Unit Shares or Warrant Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This election does not apply to the Warrants. Resident Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.
Expiry of Warrants
The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See discussion below under the heading “Taxation of Capital Gains and Capital Losses”.
Taxation of Dividends
In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the Unit Shares or Warrant Shares will be included in computing the Resident Holder’s income and will generally be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Company, any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and such Resident Holder will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends.
Dividends received or deemed to be received on the Unit Shares and Warrant Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Unit Shares or Warrant Shares in a taxation year to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.
Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Disposition of Unit Shares, Warrants and Warrant Shares
Upon a disposition or deemed disposition of a Unit Share, a Warrant (other than on the exercise of such Warrant) or a Warrant Share (except, in the case of a Unit Share or Warrant Share, to the Company, other than a purchase by the Company in the open market if the Company acquired the Unit Share or Warrant Share in the manner in which shares would normally be purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of such security to the Resident Holder immediately before the disposition and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.
A capital loss realized on the disposition of a Unit Share or Warrant Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Unit Shares or Warrant Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains.
Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Resident Holders
This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, Unit Shares, Warrants or Warrant Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). This section does not apply to a Non-Resident Holder that is: (i) an insurer who carries on an insurance business in Canada and elsewhere, or (ii) an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.
Taxation of Dividends
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Unit Shares and Warrant Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the income tax treaty between the United States and Canada (the “Treaty”), where dividends on the Unit Shares and Warrant Shares are considered to be paid to a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. The Company will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Resident Holder’s account.
Disposition of Unit Shares, Warrants and Warrant Shares
A Non-Resident Holder who disposes of or is deemed to have disposed of a Unit Share, Warrant or Warrant Share will not be subject to income tax under the Tax Act unless such security is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.
Generally, provided that the Unit Shares and Warrant Shares are, at the time of disposition, listed on a “designated stock exchange” (which currently includes the TSX), the Unit Shares, Warrants and Warrant Shares will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions were satisfied concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (a) real or immovable property situated in Canada, (b) Canadian resource property (as defined in the Tax Act), (c) timber resource property (as defined in the Tax Act) or (d) options in respect of, or interests in any of, the foregoing property, whether or not such property exists. Notwithstanding the foregoing, the Unit Shares, Warrants and Warrant Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act. Non-Resident Holders for whom the Unit Shares, Warrants or Warrant Shares are, or may be, taxable Canadian property should consult their own tax advisors.
In the event that a Unit Share, Warrant or Warrant Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above under “Holders Resident in Canada — Disposition of Unit Shares, Warrants and Warrant Shares” will generally apply to the Non-Resident Holder. Non-Resident Holders should consult their own tax advisor in this regard.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. PERSONS
This summary is being provided in connection with the Offering, concurrent to the filing of this Prospectus Supplement. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the Units, Unit Shares, Warrants or Warrant Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the Treaty, in each case as in effect as of the date of this Prospectus Supplement. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new or amended Code sections, U.S. Treasury regulations, judicial and administrative interpretations or otherwise.
This summary only applies only to U.S. Holders (as defined below) that purchase Units and hold the Units, Unit Shares, Warrants and Warrant Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:
•
banks, financial institutions, or insurance companies;

•
regulated investment companies or real estate investment trusts;

•
brokers, dealers, or traders in securities or currencies;

•
tax-exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;

•
persons holding the Units as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments for U.S. federal income tax purposes;

•
persons acquiring the Units as compensation for services or through the exercise or cancellation of employee stock options or warrants;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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persons who own or have owned (directly, indirectly, or constructively) 10% or more of the Company’s stock (by vote or value);

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U.S. expatriates;

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any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;

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persons holding the Units in connection with a trade or business conducted outside the United States; or

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persons who do not qualify for the benefits of the Treaty.

As used herein, a “U.S. Holder” means a beneficial owner of the Units that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes (which includes a “green card holder”), (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If an entity classified as a partnership for U.S. federal income tax purposes holds the Units, Unit Shares, Warrants, or Warrant Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of such partner and on the activities of the partner and the partnership. Partnerships considering an investment in the Units and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS OF UNITS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF UNITS, UNIT SHARES, WARRANTS AND WARRANT SHARES.
Allocation of Purchase Price and Characterization of a Unit
No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of one Unit Share and one Warrant. We intend to treat the acquisition of a Unit in this manner. For U.S. federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the one Unit Share and the one Warrant based on the relative fair market value of each at the time of issuance. Each investor must make his or her own determination of such value based on all the relevant facts and circumstances. The price allocated to the Unit Share and Warrant should be the stockholder’s tax basis in such Unit Share or Warrant, as the case may be. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the one Unit Share and one Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the one Unit Share and one Warrant based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances).
The foregoing treatment of the Unit and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.
Exercise, Disposition, or Lapse of Warrants
A U.S. Holder generally will not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant (that is, the portion of the U.S. Holder’s purchase price allocated to the Warrant as described above under “Certain U.S. Federal Income Tax Considerations for U.S. Persons — Allocation of Purchase Price and Characterization of a Unit”), plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant.
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received, and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) generally will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to certain limitations.
Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. The deductibility of capital losses is subject to certain limitations.
Certain Adjustments to the Warrants
Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the Company’s “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the Company’s shareholders). Adjustments to the exercise price of a Warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants generally should not result in a constructive distribution (see the more detailed discussion of the rules applicable to distributions made by us at “Certain U.S. Federal Income Tax Considerations for U.S. Persons — Acquisition, Ownership and Disposition of Unit Shares and Warrant Shares — Distributions” below).
Acquisition, Ownership and Disposition of Unit Shares and Warrant Shares
Distributions
Subject to the PFIC rules discussed below, the gross amount of any distribution (including constructive distributions) made by the Company to a U.S. Holder with respect to the Unit Shares and Warrant Shares (including the amount of any Canadian taxes withheld therefrom) generally will be included in such holder’s gross income as non-U.S. source dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. corporation, the Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect distributions generally to be treated as dividends for U.S. federal income tax purposes. Any dividends that the Company pays will not be eligible for the dividends-received deduction allowed to certain corporate U.S. Holders.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be eligible to be taxed at favorable rates applicable to “qualified dividend income,” provided that (1) the Unit Shares and Warrant Shares are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (such as the Treaty), (2) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain minimum holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the Unit Shares and Warrant Shares.
Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, any Canadian income tax withheld with respect to distributions made on the Unit Shares and Warrant Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its tax advisor regarding the availability of the U.S. foreign tax credit under its particular circumstances.
Sale, Exchange or Other Taxable Disposition of the Unit Shares and Warrant Shares
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Unit Shares or Warrant Shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Unit Shares or Warrant Shares, as applicable.

Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the Unit Shares or Warrant Shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Unit Shares or Warrant Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.
Passive Foreign Investment Company Rules
The taxation of U.S. Holders will depend on whether the Company is treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% by value of the stock.
Based on the Company’s income, assets and business activities, the Company does not believe that it was a PFIC for its 2021 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status, however, is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in the current year or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position.
If the Company were to be treated as a PFIC in any taxable year that is included in the holding period of a U.S. Holder of our Unit Shares, Warrants, or Warrant Shares, in addition to certain IRS filing requirements, U.S. Holders generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any “excess distributions” received from the Company on the Unit Shares or Warrant Shares and on any gain realized from a sale or other disposition of the Unit Shares, Warrant Shares or Warrants, regardless of whether the Company continues to be a PFIC in the year such distribution is received or gain is realized. Specifically, a U.S. Holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the Unit Shares or Warrant Shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period in such Unit Shares or Warrant Shares). Gain on the disposition of the Unit Shares, Warrant Shares or Warrants will be subject to taxation in the same manner as an excess distribution (including taxation at ordinary income rates), described immediately above.
If, contrary to current expectations, the Company was a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. Holders with respect to the Unit Shares and Warrant Shares (but not the Warrants) that may mitigate some of the adverse tax consequences resulting from PFIC treatment. Currently, a U.S. Holder may not make any such election with respect to the Warrants.
U.S. Holders should consult their tax advisors concerning the Company’s PFIC status and the consequences to them of the treatment of the Company as a PFIC for any taxable year.
Receipt of Foreign Currency
The gross amount of any distribution in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the

U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Financial Asset Reporting
U.S. Holders who are individuals (and certain entities) are required to report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to “specified foreign financial assets” that they own if the aggregate value of those assets exceeds certain threshold amounts. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders should consult their tax advisors regarding the application of this reporting requirement to their ownership of the Unit Shares, Warrants or Warrant Shares.
Information Reporting and Backup Withholding
In general, information reporting will apply to dividends (including constructive dividends) paid to a U.S. Holder in respect of the Unit Shares or Warrant Shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the Unit Shares, Warrant Shares or Warrants within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the backup withholding tax and information reporting rules.
Prospective investors should consult their own tax advisors prior to deciding to purchase Units, Unit Shares, Warrants or Warrant Shares.
ELIGIBILITY FOR INVESTMENT
In the opinion of Stikeman Elliott LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriters, based on the current provisions of the Tax Act, the Unit Shares, Warrants and Warrant Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, tax-free savings account, registered education savings plan, registered disability savings plan (collectively referred to as “Registered Plans”) and a deferred profit sharing plan (“DPSP”), provided that: (i) in the case of the Unit Shares and the Warrant Shares, the Unit Shares and Warrant Shares (as applicable) are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX), and (ii) in the case of the Warrants, the Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) and the Company is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.
Notwithstanding that a Unit Share, Warrant or Warrant Share may be a qualified investment for a Registered Plan, if the Unit Share, Warrant or Warrant Share (as applicable) is a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Unit Share, Warrant or Warrant Share (as applicable) will not generally be a “prohibited investment” for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm’s length with the Company for the purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Unit Shares and Warrant Shares will not be a “prohibited investment” if such shares are “excluded property” within the meaning of the Tax Act, for the Registered Plan.
Holders, annuitants and subscribers of Registered Plans should consult their own tax advisors with respect to whether Unit Shares, Warrants or Warrant Shares would be a prohibited investment having regard to their particular circumstances.

RISK FACTORS
Before deciding whether to invest in the Units, investors should consider carefully the risks as well as other information set out in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. Prospective investors should carefully consider the risks below and the risks identified in the Prospectus and in the documents incorporated by reference herein and therein, the other information elsewhere in this Prospectus Supplement and the Prospectus and consult with their professional advisors to assess any investment in the Company. See “Risk Factors” in the Prospectus and the AIF. A purchaser should not purchase Units unless the purchaser understands, and can bear, all of the investment risks involving the Units. Readers are cautioned that this summary of risks may not be exhaustive, as there may be risks that are unknown and other risks that may pose unexpected consequences. Further, many of the risks are beyond the Company’s control and, in spite of the Company’s active management.
Forward-Looking Statements May Prove to be Inaccurate
Investors are cautioned not to place undue reliance on forward-looking statements. By its nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus Supplement under the heading “Cautionary Statement on Forward-Looking Statements”.
Sales of substantial amounts of Common Shares
Sales of substantial amounts of Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so.
Volatile market price for the Common Shares
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond the Company’s control, including, but not limited to, the following: (i) actual or anticipated fluctuations in the Company’s quarterly results of operations; (ii) changes in the economic performance or market valuations of companies in the cannabis and hemp industries; (iii) addition or departure of the Company’s executive officers and other key personnel; (iv) release or expiration of transfer restrictions on the issued and outstanding shares of the Company; (v) regulatory changes affecting the cannabis and hemp industries generally and the business and operations of the Company; (vi) announcements of developments and other material events by the Company or its competitors; (vii) fluctuations to the costs of vital production materials and services; (viii) changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility; (ix) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; (x) operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; (xi) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; (xii) recommendations by securities research analysts; (xiii) the conflict in Ukraine; and (xiv) consequences of government action in response to COVID-19.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public issuers in the cannabis sector and that have, in some cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of Common Shares and Warrants may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Units by those institutions, which could materially adversely affect the trading price of the Common Shares and the Warrants. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the Company’s operations and the trading price of the Common Shares and the Warrants may be materially adversely affected.
Market for Warrants
There is currently no market through which the Warrants may be sold. The Company does not plan to apply to list the Warrants on the TSX, Nasdaq or any other securities exchange or other trading system. There can be no assurance that an active or liquid trading market will develop for the Warrants after the Offering, or if developed, that such a market will be sustained. If an active or liquid market for the Warrants fails to develop or be sustained, the prices at which the Warrants trade may be adversely affected. The market price of the Warrants will be based on a number of factors, including but not limited to: (i) the markets for similar securities; (ii) the financial condition, results of operations and prospectus of the Company; (iii) the market price and volatility of the Common Shares; (iv) changes in the industry in which the Company operates and competition affecting the Company; and (v) general market and economic conditions. Purchasers may not be able to resell Warrants purchased under this Prospectus Supplement and the accompanying Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation.
Holders of Warrants Have no Rights as a Shareholder
Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.
GR, Inc.’s sale of products containing delta-8 THC could subject it and the Company to enforcement action and could adversely impact the listings of the Company’s Common Shares.
GR, Inc. sells products containing delta-8-tetrahydrocannabinol (“delta-8”) extracted from cannabis plants that meet the definition of “hemp” under the Agriculture Improvement Act of 2018. The legality of delta-8 derived from hemp is uncertain and varies from state to state, with some states banning the sale of products containing delta-8. GR, Inc. does not sell into any states where the sale of delta-8 is prohibited at the state level. At the federal level in the United States, the legality of delta-8 remains unclear. The United States Drug Enforcement Agency (“DEA”) has issued a statement that some have interpreted as making hemp-derived delta-8 illegal, while it has issued other statements that some interpret to the contrary. As a result, there is a risk that the DEA could consider GR, Inc.’s delta-8 products a controlled substance under the Controlled Substances Act or the Federal Analogue Act in the United States.
Should GR, Inc. or the Company become subject to enforcement action by federal or state agencies, we could be forced to stop offering some or all of our delta-8 products, we could be subject to other civil or criminal sanctions and we could be required to defend against such enforcement, which could materially and adversely affect the Company’s business and results of operations. Further enforcement or regulatory action at the U.S. federal and/or state level could adversely impact the listings of our Common Shares.
Adverse tax consequences for investors in the United States if the Company is a PFIC
Based on the Company’s income, assets and business activities, the Company does not believe that it was a PFIC for the 2021 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. However, the determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in its current taxable year or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position. If the Company is a PFIC for any taxable year during which a U.S. person holds our Unit Shares, Warrants, or

Warrant Shares, such U.S. person may suffer certain adverse U.S. federal income tax consequences, including the treatment of gains realized on the sale of Unit Shares, Warrants, or Warrant Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on the Unit Shares or Warrant Shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, the Company is a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. U.S. purchasers of our Units Shares, Warrants or Warrant Shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our Unit Shares, Warrants, or Warrant Shares if the Company is considered to be a PFIC. See the discussion under “Certain U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company Rules”.
LEGAL MATTERS
Certain legal matters relating to the Offering have been passed upon on behalf of the Company by Stikeman Elliott LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP. As of the date hereof, partners and associates of each of Stikeman Elliott LLP and Borden Ladner Gervais LLP and as a group, beneficially own, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates.
AUDITOR, TRANSFER AGENT AND REGISTRAR
The auditor of the Company, KPMG LLP, Chartered Professional Accountants, has informed the Company that (i) it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations and (ii) it is independent with respect to the Company under all relevant United States professional and regulatory standards.
The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario. Computershare Trust Company, N.A. serves as the U.S. transfer agent for the Common Shares.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
The following is a description of a purchaser’s statutory rights in connection with any purchase of securities pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights included in the Prospectus.
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.
In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the short form prospectus is limited, in certain provincial securities legislation, to the price at which the Warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the Warrants, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

ENFORCEABILITY OF CIVIL LIABILITIES
We are a corporation incorporated under and governed by the CBCA. All of our directors and officers except for Drew Wolff reside principally in Canada, and a substantial portion of the Company’s assets and a substantial portion of the assets of these persons is located outside the United States. The Company will appoint an agent for service of process in the United States (as set forth below); however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
We will file with the SEC, concurrently with our Registration Statement, of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appoint CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
One of the Company’s directors, Drew Wolff, resides outside of Canada. Mr. Wolff has appointed The Valens Company Inc. at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6 (Attn: Corporate Secretary) as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

This amended and restated short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this amended and restated short form base shelf prospectus has become final and that permits the omission from this amended and restated short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.
Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Valens Company Inc. at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, Telephone (416) 599-4661, and are also available electronically under The Valens Company Inc.’s profile at www.sedar.com.
AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS (amending and restating the short form base shelf prospectus dated January 28, 2021)
New Issue March 28, 2022
THE VALENS COMPANY INC.
$150,000,000
COMMON SHARES
DEBT SECURITIES
SUBSCRIPTION RECEIPTS
WARRANTS
UNITS
The Valens Company Inc. (the “Company” or “Valens”) may, from time to time, offer and issue the following securities: (i) common shares (“Common Shares”); (ii) senior and subordinated unsecured debt securities, including debt securities convertible or exchangeable into other securities of Valens (collectively, “Debt Securities”); (iii) subscription receipts (“Subscription Receipts”); (iv) warrants (“Warrants”); and/or (v) units comprised of one or more of the other securities described in this prospectus (“Units”, and together with the Common Shares, Debt Securities, Subscription Receipts, and Warrants, the “Securities”), having an aggregate offering price of up to $150,000,000 during the 25 month period that the short form base shelf prospectus dated January 28, 2021, as amended and restated by this amended and restated short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).
Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Investing in the Securities involves significant risks. Prospective investors should carefully read and consider the risk factors described or referenced under the heading “Risk Factors” in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement, before purchasing Securities.
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The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the persons(s) offering the Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares or Debt Securities, as the case may be, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirement is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.
The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “VLNS” and on the Nasdaq Capital Market (“Nasdaq”) in the United States under the symbol “VLNS”. There is currently no market through which the Debt Securities, Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.
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This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 — Shelf Distributions).
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Company is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ from accounting principles generally accepted in the United States of America, and its financial statements may not be comparable to financial statements of United States companies.
Purchasers of Securities should be aware that the acquisition, holding or disposition of Securities may have tax consequences both in the United States and in Canada. While this Prospectus does discuss certain U.S. tax consequences, prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors prior to deciding to purchase any of the Securities.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus or any applicable Prospectus Supplement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States. See “Enforceability of Civil Liabilities”.
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as SOFR, SONIA or €STR.
Subject to applicable laws, in connection with any offering of Securities other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. A purchaser who acquires any Securities forming part of the underwriters, dealers or agents’ over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter, dealer or agent involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
The Company’s head office is located at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, and its registered office is located at 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9.

i

NOTICE TO READERS
This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.
Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to the “Company”, “Valens”, “The Valens Company”, “we”, “us” and “our” refer to The Valens Company Inc. and/or, as applicable, one or more of its subsidiaries.
Unless otherwise noted or the context indicates otherwise, the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings ascribed to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”), including, without limitation, the Industrial Hemp Regulations made under the Cannabis Act, each of which came into force on October 17, 2018.
We have filed or will file with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. This Prospectus, which constitutes part of the registration statement, provides you with a general description of the Securities that the Company may offer. Each time the Company sells Securities under the registration statement, it will file with the SEC a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference” herein and therein. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Information on or connected to the Company’s website, even if referred to in a document incorporated by reference herein, does not constitute part of this Prospectus or any Prospectus Supplement.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This Prospectus, and the documents incorporated herein by reference, include forward-looking statements and information (collectively, “Forward-Looking Statements”) within the meaning of applicable Canadian and United States securities laws. Forward-Looking Statements may relate to our future outlook and anticipated events or results and may include statements regarding our future financial position, business, strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives. In some cases, Forward-Looking Statements can be identified by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. These statements are based on certain factors and assumptions regarding, among other things, expected growth, results of operations, receipt of regulatory approvals, performance and business prospects and opportunities. While we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
Forward-Looking Statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such Forward-Looking Statements. The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licences, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, international and Canadian regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of the Company.
Forward-Looking Statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to: competitive strengths, goals, expectations and growth of the Company’s business, operations and plans; changes in domestic and international government regulation; general economic condition; general business conditions, including the ongoing impact of COVID-19; price compression in the cannabis industry; competitive strengths; limited time being devoted to business by directors; escalating professional fees; escalating transaction costs; unavailability of financing; competition; fluctuation in foreign exchange rates; stock market volatility; unanticipated operating events and liabilities inherent in industry.
Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of commodity prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.
In addition to the foregoing assumptions, the Company confirms that the 2023 revenue guidance of C$225 million previously provided is based on the following assumptions: (i) that its Green Roads (as defined below) business in the United States in 2023 achieves revenue consistent with pre-COVID-19 (as defined below) pandemic levels (many of the bricks-and-mortar retail locations that Green Roads sells to experienced challenges related to COVID-19 but are now resuming normal operations); (ii) a slight percentage increase in the Company’s market share of the Canadian recreational cannabis market in 2023 as estimated by Brightfield Group, a third-party data analytics company covering the cannabis industry, and reflecting a typical wholesale discount to reflect that Company sells to provincial distributors; (iii) the Company's B2B business in 2023 generating revenue consistent with current levels; and (iv) the Company’s Pommies (as defined below) business and Labs (as defined below), as well as its revenue from foreign operations outside of the United States, in 2023 achieving revenue from ongoing initiatives and consistent with the Company’s previous disclosure.
Prospective purchasers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such Forward-Looking Statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, prospective purchasers should not place undue reliance on Forward-Looking Statements, including the documents incorporated herein by reference, as statements containing Forward-Looking Statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The Forward-Looking Statements contained herein are presented for the purposes of assisting prospective purchasers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.
The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, reduction in the net realizable value of inventory, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations.
The Forward-Looking Statements contained in this Prospectus, including the documents incorporated herein by reference, represent the Company’s views and expectations as of the date of this Prospectus and Forward-Looking Statements contained herein represent the Company’s views as of the date of hereof. The Company anticipates that subsequent events and developments may cause its views to change. However, while the Company may elect to update such Forward-Looking Statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed by us with securities commissions or similar authorities in Canada and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of the Company, at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, telephone: (416) 599-4661, and are also available electronically under the Company’s SEDAR profile at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov/edgar. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.
(a)
the Company’s annual information form dated February 28, 2022 (the “AIF”);

(b)
the Company’s management’s discussion and analysis of the financial condition and results of the operations of the Company for the year ended November 30, 2021 (the “MD&A”);

(c)
the Company’s audited consolidated financial statements as at and for the years ended November 30, 2021 and 2020 and related notes together with the report of the independent registered public accounting firm thereon (the “Annual Financial Statements”); and

(d)
the Company’s management information circular dated May 25, 2021 for the annual general and special meeting of shareholders held on April 19, 2021.

Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report, any Prospectus Supplements disclosing additional or updated information, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus, and prior to the termination of the distribution under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, the Company may incorporate by reference as an exhibit to the Registration Statement or into the Prospectus which forms a part of the Registration Statement, information from other documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), if and to the extent expressly provided therein.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
When we file a new annual information form and audited consolidated financial statements and related management’s discussion and analysis with and, where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.
PRESENTATION OF FINANCIAL INFORMATION
Valens presents its financial statements in Canadian dollars and its financial statements are prepared in accordance with IFRS. Unless otherwise indicated, financial information included or incorporated by reference in this Prospectus has been prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

RISK FACTORS
An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risks and uncertainties described in the documents incorporated by reference into this Prospectus (including subsequent filed documents incorporated by reference into this Prospectus) and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks and uncertainties affecting our business are provided in our AIF and our MD&A (or, as applicable, our annual information form and our management’s discussion and analysis for subsequent periods), each of which is incorporated by reference into this Prospectus. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.
In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.
There is no existing public market for the Debt Securities, Subscription Receipts, Warrants or Units and a market may not develop
There is currently no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers of Debt Securities, Subscription Receipts, Warrants or Units may not be able to resell such Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Debt Securities, Subscription Receipts, Warrants or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, Subscription Receipts, Warrants or Units and the extent of issuer regulation.
The public offering prices of the Securities may be determined by negotiation between the Company and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See “Plan of Distribution”.
Potential Dilution
The Company’s constating documents allow the Company to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Company’s board of directors (the “Board”), in many cases, without the approval of our shareholders. The Company may issue Common Shares in public or private offerings (including through the sale of Securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Company may also issue Common Shares to finance or as consideration for future acquisitions and other projects or in connection with the establishment or development of strategic relationships. Any such future issuances of Common Shares could be significant and the Company cannot predict the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in any potential future earnings per Common Share.
Volatility of Market Price of Securities
The market price of the Securities may be volatile. The volatility may affect the ability of holders to sell the Securities at an advantageous price. Market price fluctuations in the Securities may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading “Cautionary Statement on Forward-Looking Information”. In addition, the market price for securities on stock markets, including the TSX and Nasdaq, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Securities.
Forward-Looking Information May Prove to be Inaccurate
Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus under the heading “Cautionary Statement on Forward-Looking Information”.
Positive Return not Guaranteed
A positive return on an investment in the Securities is not guaranteed. There is no guarantee that an investment in the Securities will earn any positive return in the short term or long term. An investment in the Securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.
Leverage Risk
The Company’s degree of leverage could have material adverse consequences for the Company, including, but not limited to: limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company’s flexibility and discretion to operate its business; limiting the Company’s ability to declare dividends on its Common Shares; having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company’s ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.
Limited Cash and Liquidity Position
The Company closely monitors its liquidity position and expects, but cannot guarantee that it will, have adequate sources of funding to finance the Company’s projects and operations in the future.
Prevailing interest rates will affect the market price or value of Debt Securities
The market price or value of Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
The Debt Securities will not be secured by assets of Valens
Holders of secured indebtedness of Valens would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of Debt Securities and would have a claim that ranks senior to the claim of holders of subordinated Debt Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by Valens in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred by us in the future.

Subordination
The Debt Securities will be subordinated indebtedness as described in the relevant Prospectus Supplement. In the event of the insolvency or winding-up of Valens, any subordinated Debt Securities would be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of Valens, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.
Discretion in the Use of Proceeds
Management of the Company will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if they believe it would be in the Company’s best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.
Negative Cash Flow from Operations
During the fiscal year ended November 30, 2021, the fiscal year ended November 30, 2020, the fiscal year ended November 30, 2019, and the fiscal year ended November 30, 2018, the Company had negative cash flows from operating activities. Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, all or a portion of the net proceeds from any offering may be used to fund such negative cash flow from operating activities.
Potential Difficulties in Enforcing Civil Liabilities Outside Canada
The Company is incorporated under the laws of Canada and substantially all of the Company’s assets are located in Canada. All of the directors (except Drew Wolff) and all of the officers of the Company, and some experts named in this Prospectus reside or are located in Canada, and their assets are located in Canada. As a result, it may be difficult for non-Canadian or other investors to effect service of process outside of Canada against the Company, the directors and officers of the Company or these experts or to sue the Company or those others in the United States or other courts. If a lawsuit were successful, it may be difficult to collect any money awarded.
No Dividend Payments
The Company does not currently intend to pay any cash dividends on its Common Shares in the foreseeable future. The Company has never paid any cash dividends on its Common Shares. The Company does not anticipate paying any cash dividends on its Common Shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors the Board may consider appropriate in the circumstances.
The Recent Development of the Cannabis Industry and Market in Canada
As a licence holder authorized to process, formulate and manufacture cannabinoid-based products, the Company is operating its business in a relatively new industry and market, and the Company’s success in the cannabis market will depend in part on its ability to attract and retain customers, develop and maintain commercial relationships with Canadian and international cannabis brands and develop innovative products. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Company will need to make significant investments in its business strategy. These investments include the procurement of raw material, equipment relating to the distillation, extraction and formulation of cannabis products, site improvements and research and development projects. The Company expects that competitors will undertake similar investments to compete with it. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the Company’s future efforts to develop its business to be unsuccessful or to have undesired consequences for it. As a result, the Company may not be successful in its efforts to attract customers, leverage its commercial partnerships or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than it currently anticipates in order to be successful.
Price Compression in the Cannabis Industry
Over the past year the cannabis industry has experienced, and continues to experience, price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, the oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.
COVID-19 Outbreak
Catastrophic events in general can have a material impact on the potential continuity of the business. The spread of COVID-19, which has caused a broad impact globally, may materially affect the Company economically and could result in volatility and disruption to global supply chains, mobility of people and the financial markets, which could affect the business, financial condition, results of operations and other factors relevant to the Company. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing the Company’s ability to access capital.
The global outbreak of COVID-19 continues to evolve. The extent to which COVID-19 may impact the Company’s business, operations and financial performance will depend on future developments, including but not limited to, matters such as (a) the duration and/or severity of the outbreak, (b) government policies, restrictions and requirements as they relate to social distancing, forced quarantines and other requirements, (c) non-governmental influences or challenges such as the failure of banks and/or (d) any kind of ripple effect caused by the substantial economic damage that can be inflicted on society by a pandemic like COVID-19. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.
The Company has been impacted by the overall market uncertainty as a result of COVID-19, through reduced shipments of biomass from extraction partners and reduced demand for bulk winterized and distillate oil as our partners adjusted their workforce and operations to manage through the uncertainty created by the pandemic. Due to the continued uncertainty of the pandemic’s magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

SUMMARY DESCRIPTION OF THE BUSINESS
Company Overview
Valens is an end-to-end developer and manufacturer of innovative, cannabinoid-based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing proprietary services, including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white-label product development and manufacturing.
The Company was incorporated under the laws of British Columbia as “Mayen Minerals Ltd.” on January 14, 1981. Initially, the Company was an exploration company engaged in acquiring, exploring and developing resource properties. On August 27, 2012, the Company changed its name to “Rift Basin Resources Corp” in order to reflect the change of business of the Company to focus on oil and gas initiatives. On August 22, 2014, it further changed its name to “Asean Energy Corp.”. On March 16, 2015, in response to falling oil and gas prices, the Company completed a corporate restructuring pursuant to a plan of arrangement approved by the Supreme Court of British Columbia pursuant to which the Company distributed most of its assets to the shareholders of the Company. Effective August 20, 2015, the Company changed its name to “Genovation Capital Corp.”
On November 24, 2016, the Company changed its name to “Valens GroWorks Corp.” to reflect the change in its business activities following the completion of the acquisition, pursuant to a reverse takeover, of VAL (as defined below).
On June 18, 2020, the Company completed a continuance under the CBCA, making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name to The Valens Company Inc.
The Company operates through its five wholly-owned subsidiaries: Valens Agritech Ltd. (“VAL”), Valens Labs Ltd. (“Labs”) and Valens Farms Ltd., all based in the Okanagan Valley of British Columbia; Southern Cliff Brands Inc. (“Pommies”) in the Greater Toronto Area of Ontario; and Valens Australia Pty Ltd. (“Valens Australia”) in Australia.
The Company is a reporting issuer in all of the provinces of Canada and its head office is located at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, and its registered office is located at 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9.
Production and Services
Through a series of proprietary techniques and technologies, Valens produces a wide range of products to suit a diverse range of needs for both local and international markets. The Company is focused on providing quality products that offer customized user experiences to help its customers build differentiated, high value brands — from quality extraction to next generation product development.
Specifically, Valens offers the following services:
1.
Processing and distilling flower into a variety of ready-for-market refined oils;

2.
Full processing and packaging of white-label ready-for-market consumer packaged goods; and

3.
Third-party cannabis testing services as required by Health Canada.

Extraction
The Company produces highly versatile oils that have a range of uses based on medical and/or recreational needs, and consumption preferences. Valens offers customers a diverse variety of extraction techniques, in turn allowing the Company to produce a leading range of end products through its customized refining methods.

Valens offers five extraction methodologies:
1.
Super/Sub Critical CO2
A high quality, toxin-free method that produces full-spectrum oil through the precise targeting and isolation of different terpenes and cannabinoids.

2.
Ethanol
A cost-efficient, commonly used method to satisfy high throughput requirements, removing cannabinoids at high purity.

3.
Hydrocarbon
A delicate form of extraction used to produce aromatic, terpene rich smokable extracts such as shatter, budder and live resin.

4.
Solvent-less
A traditional method used to produce extracts or concentrates without the use of a solvent, sometimes referred to as mechanical extractions.

5.
Terpene
A mechanical separation process used to target specific molecules, removing impurities such as pesticides, to deliver high purity levels of desired compounds.

Analytical testing
Labs is a leading-edge research and analysis facility offering third party cannabis testing services as required by Health Canada. The Company is the first in Canada to be ISO 17025 accredited — a global gold standard for cannabis testing.
The Company’s extraction centre also functions as a research and development facility, named the “Centre of Excellence in Plant-Based Science” by Thermo Fisher Scientific. Both academic and commercial research projects are actively conducted in the research and development facility for Valens’ customers and internal purposes.
In addition, the Company provides testing services for Licensed Producers, Individual Producers, medical cannabis patients and the natural health products industry. The specialized services identify impurities and additives such as metals, residual solvents, pesticides, microbials, in addition to terpenes and cannabinoid profiles.
White-labelling and product development
The Company provides full processing and packaging of ready-for-market oils, in addition to ideation and product development services. Currently, white-labelling services are offered for products such as vape cartridges, beverages, capsules, and tinctures.
Formulations
Valens is building a diverse IP portfolio spanning a wide range of products and services, including cannabinoid and terpene isolation, concentrates formulations, and testing and extraction methodologies.
The Company also holds exclusive rights to produce, market, package, sell and distribute beverages leveraging SōRSE emulsion technology to Canada, Europe, Australia and Mexico. SōRSE is an oil-derived, water-soluble cannabinoid product with zero cannabis smell or taste and a more stable, predictable experience with clearly defined onset and offset times.
Valens is continually developing its proprietary technologies and intellectual property around extraction, processing and formulation, adapting to current market trends in order to offer innovative and desired consumer experiences.
Specialized Skill and Knowledge
The Company has assembled a capable management team and Board with significant experience in the management and growth of successful enterprises, including the cannabis industry. Coupled with operational experience, the Company expects to be a low-cost extractor of cannabis oils and derivative products.

The Company has a specialized team of cannabis processors, formulators and product developers, backed by a diverse range of backgrounds in science, marketing, business and finance.
Facilities
The Company primarily operates out of its 25,000 square foot extraction, post processing and analytical testing facility located at 230 Carion Road in Kelowna, British Columbia and commenced operations out of its second 42,000 square foot white label, extraction and custom manufacturing facility located at 180 Carion Road in Kelowna, British Columbia (the “K2 Facility”) in the first quarter (“Q1”) of 2021. The Company has also completed the construction and retrofitting of the Pommies Facility for use in the production of cannabinoid-based beverages.
Strategic Initiatives
The Company plans to opportunistically enter attractive international markets outside of Canada on a case-by-case basis, dependent on its ability to generate long term cash flow. Valens seeks to leverage its innovative cannabinoid-based product portfolio and proprietary formulation processes to replicate its success in Canada. While international markets remain highly subject to applicable regulatory hurdles, Valens regulatory personnel have committed to continued relationship building with international governments in order to work in tandem on import frameworks for medical patient access. Current areas of interest include the United States, Australia, Europe, and South America, though the Company’s international operations outside of Canada are currently limited to Australia.
In addition, the Company has identified and is exploring domestic and international opportunities for strategic acquisitions and other transactions in connection with “Cannabis 3.0”-related products (i.e. where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products. These strategic acquisitions and other transactions could include “tuck in” acquisitions in the $25 million to $30 million range, as well as larger transactions of up to $50 million or more. The objective of these strategic acquisitions and other transactions is to seek to launch new and innovative cannabinoid-based products in Canada within the next 24 months, and to expand internationally, depending on local success and future regulations. The goal is to generate new and profitable lines of business and build shareholder value for its investors. See “Use of Proceeds”.
Competitive Conditions
On June 14, 2019, Health Canada finalized the proposed regulations permitting the sale of additional product types such as edibles (including beverages), concentrates, and topical creams. Subsequently, on October 17, 2019, the regulations for the new product formats came into force. This enabled licence holders to amend their licences to allow the sale of the new products and begin the 60-day notice period with Health Canada to obtain approval for the new product SKUs they intended to sell. The Company received its amended licence on October 23, 2019. The Company believes its focus on extraction services and the production of cannabis derivatives will benefit greatly from the increased scope of available offerings.
Currently there are only a small number of licensed companies specializing in offering extraction services to the cannabis industry in Canada. These range from direct competition to others utilizing different technologies in their processing of material. To date, the Company has secured long-term extraction service agreements with several of the larger cannabis companies.
Pricing, quality and innovative product development will be key to the Company’s ability to not only outperform its direct competitors, but also to encourage the outsourcing of extraction services by larger licensed producers rather than insourcing these processes. Attractive pricing will be maintained through driving efficiencies as well as deploying technologies that enhance service offerings and/or the ability of the Company to execute existing services.
Recent Developments
On December 8, 2021, the Company’s application to list its common shares on Nasdaq was approve and the Company’s common shares began trading on Nasdaq under the symbol “VLNS” on December 9, 2021.

On December 16, 2021, the Company announced that it had entered into a secured non-revolving term loan (the “Loan Agreement”) with 2361380 Ontario Limited, a private institutional lender, for an aggregate principal amount up to $40 million (the “Loan”). The Loan will accrue interest at a rate of 10% per annum, payable quarterly, and matures on December 15, 2023. The initial interest payment date on the Loan was December 31, 2021. Proceeds from the Loan were immediately used to retire the remaining $7.5 million outstanding under the Company’s pre-existing debt facility.
On December 21, 2021, the Company entered into two agreement with PMI Mexico, a subsidiary of Merger Group, one of the main drug suppliers of the Mexican government. Under the first agreement, Valens will supply CBD for PMI’s ongoing pharmacokinetic (PK) stage medical trials, which are focused on anti-inflammatory applications of medical-grade, nano-water emulsified CBD oil. The clinical trial has already been approved by The Medical Ethics Board of Mexico. The clinical trial will be conducted across private hospitals in Mexico. At the conclusion of the trial, Valens will be the sole manufacturer and global distributor in collaboration with PMI. Under the second agreement, the Company will manufacture and distribute CBD-infused and uninfused Predilife® products globally while PMI will be responsible for the distribution of the Predilife® products in Mexico. Predilife® is an agave-based prebiotic power that has been submitted as a drug master file (DMF) to the FDA. Valens will manufacture the products at its Green Roads facility in Florida, where it will be infused with CBD as required and then packaged and distributed through Valens’ third-party supplier channels across Asia, U.S., Latin America and Mexico. The formulation will be offered in both powder and liquid sachets, initially for human consumption, with animal variations planned for the second half of 2022.
On December 22, 2021, the Company entered into a manufacturing partnership with Montreal Cannabis Médical Inc. (“MTL”) to provide manufacturing and extraction services for MTL’s pre-rolls and vapes.
On January 25, 2022, the Company announced the launch of Versus which involved the introduction of two net new Versus product lines, plus a rebranding of the full Verse portfolio. The Company concurrently launched a new ultra-premium brand, Contraband. The repositioning and expansion marked the beginning of a strategic, multi-step plan to grow the Valens brand portfolio into one of the top performers in the adult recreational market.
On February 2, 2022, the Company announced a number of integration initiatives aimed at driving revenue growth and market share gains for each of its portfolio brands in their target markets, as well as margin improvement through more efficient operations, reduced operational and organizational costs and realization of M&A-related synergies following an acquisitive 2021. The Company will be focusing on four key pillars:
•
Driving revenue growth with a focus on Canadian recreational and U.S. health and wellness markets;

•
Capturing market share across its brand portfolio in product categories of focus that include flower, vape, pre-roll, edible, and beverage offerings in the premium, accessible premium and value segments;

•
Seeking to generate increased gross margins and positive EBITDA margins through revenue growth and cost reduction and efficiency initiatives aimed at keeping operations flexible and innovative; and

•
Creating shareholder value through operational performance, financial transparency, and increased trading liquidity.

On February 10, 2022, the Company announced the commissioning and completion of first shipments from Pommies (otherwise known as Southern Cliff Brands) located in the Greater Toronto Area (the “GTA Facility”). The 30,000 square feet GTA Facility received a micro-processing license from Health Canada to begin production and manufacturing of cannabis-infused beverages in November 2021. The GTA Facility has the capacity to manufacture more than 8 million units per year of cannabis-infused beverages in a single shift in both resealable cans and PET bottles across various sizes and formats. Products developed and manufactured in the GRA Facility will utilize Valens’ powered by SōRSETM emulsion technology, resulting in consumer products that are free of cannabis taste and aroma and have predictable onset and offset timing.

REGULATORY FRAMEWORK
Canada
The following summary addresses the primary Canadian federal and provincial laws and regulations associated with the production and distribution of legal cannabis, cannabis products and cannabis accessories. It does not address the laws and regulations of any other jurisdiction. The Company believes that, as of the date of this Prospectus, it is in compliance with all laws and regulations summarized below.
Background
On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the promulgation of the Cannabis Act and the Cannabis Regulations, only the sale of cannabis for medical purposes was legal, which was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) under the Controlled Drugs and Substances Act (“CDSA”). The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.
The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, implemented by the Cannabis Regulations. The Cannabis Act and the Cannabis Regulations maintain a separate regime for access to cannabis for medical purposes. Under the Cannabis Act and the Cannabis Regulations, import and export permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp and in accordance with the Industrial Hemp Regulations. Import and export permits will not be issued in respect of cannabis for adult recreational use. The Company has all required licenses at this time to conduct its business outside of Canada in accordance with Health Canada’s regulatory process relating to the export of cannabis. Pursuant to the Cannabis Regulations, a holder of a license is authorized to export cannabis for medical or scientific purposes upon receipt of an export permit for each shipment of cannabis that is exported for medical purposes. Upon receipt of an import permit of the recipient jurisdiction for a specific export of products (the “Import Permit”), the Issuer provides the Import Permit as part of its application for a shipment-specific export permit to be issued by Health Canada. This is an ongoing process that all license holders, including the Issuer, must comply with in order to export medical cannabis.
The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) licences, permits and authorizations; (2) security clearances and physical security measures; (3) good production practices; (4) cannabis products; (5) packaging and labelling; (6) cannabis for medical purposes; (7) drugs containing cannabis; (8) combination products and devices; (9) importation and exportation for medical or scientific purposes; (10) document retention; (11) reporting and disclosure, and (12) access to cannabis for medical purposes.
Licences, Permits and Authorizations
The Cannabis Regulations establish six classes of licences: cultivation licences; processing licences; analytical testing licences; sales for medical purposes licences; research licences; and cannabis drug licences. The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro- cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each subclass therein carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act must include both the effective date and expiry date of the licence and may be renewed on or before the expiry date.
The Industrial Hemp Regulations under the Cannabis Act came into force on October 17, 2018. The Industrial Hemp Regulations remained largely the same as they were under the CDSA but now they permit the sale of hemp plants to licensed cannabis producers, the use of additional parts of the hemp plant and licensing requirements were introduced in accordance with the low risk posed by industrial hemp.

The Industrial Hemp Regulations define “industrial hemp” as cannabis plants — or any part of the plant — in which the concentration of THC is 0.3% or less in the flowering heads and leaves.
Security Clearances and Physical Security Measures
Certain personnel including the responsible person, the head of security, the master grower, the quality assurance person (each as defined in the Cannabis Regulations), their designated alternates and any other individual identified by the Minister of Health (the “Minister”) must hold a valid security clearance issued by the Minister. Where the licensee is a corporation, certain other people associated with it, including its directors and officers as well as any shareholders and partners who do (or are in a position to) exercise control and directors and officers of those shareholders and partners must also hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.
Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.
Cannabis Tracking System
Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require specified persons to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.
The ministerial order regarding the Cannabis Tracking System (together with the licensing portal, collectively known as the “Cannabis Tracking and Licensing System”) was published in the Canada Gazette, Part II, on September 5, 2018 and came into effect on October 17, 2018 (the “2018 Ministerial Order”). The 2018 Ministerial Order was repealed and replaced by the new ministerial order, the Cannabis Tracking System Order, published in the Canada Gazette, Part II on June 26, 2019 and in force on October 17, 2019 in order to address the unique public health and public safety risks associated with the three new classes of cannabis, being edible cannabis, cannabis extracts and cannabis topicals (collectively, the “New Classes of Cannabis”) authorized by the Regulations Amending the Cannabis Regulations (New Classes of Cannabis) (the “Amending Regulations”) on October 17, 2019.
The purpose of this system is to enable the submission of licence applications, amendments and renewals through an online portal and track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. Under the Cannabis Tracking and Licensing System, a holder of a licence for cultivation, licence for processing, or a licence for sale for medical purposes is required to submit monthly reports to Health Canada.
Cannabis Products
The Cannabis Act and Cannabis Regulations set out the requirements for cannabis products and permits the sale of dried cannabis, fresh cannabis, cannabis plants, cannabis plant seeds, edible cannabis, cannabis extracts and cannabis topicals. THC content in cannabis products intended for ingestion or nasal, vaginal or rectal administration is limited to no more than 10 mg TCH per discrete unit.
Prior to the passage of the Amending Regulations, the Cannabis Act only permitted the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. The Amending Regulations permit the production and sale of the New Classes of Cannabis. As is the case for dried or fresh cannabis and cannabis oil, a processing licence is required in order to produce edible cannabis, cannabis extracts and cannabis topicals, and to package and label these types of cannabis products for sale to consumers. Holders of processing licences issued prior to October 17, 2019 were required to amend their processing licence before they could begin manufacturing products belonging to New Classes of Cannabis. The Cannabis Regulations require the filing of a notice with Health Canada at least 60 days before releasing a new product to the market. As a result, December 16, 2019 was the earliest date that products in the New Classes of Cannabis could be made available for sale.
In addition, if a holder of a processing licence chooses to process edible cannabis and food products on the same site, then the production, packaging, labelling, and storage of cannabis and the production, packaging, and labelling of food products will need to be conducted in separate buildings. All cannabis production is required to occur in a separate building from any food production.
Packaging & Labeling
The Cannabis Regulations set out strict requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth.
All cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant in accordance with the Cannabis Regulations and in plain packaging. The Cannabis Regulations impose strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the name, phone number and email of the licence holder; (ii) information about the product including class of cannabis, amount, brand name, lot number, storage conditions, packaging date, expiry date; (iii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iv) a keep out of reach of children warning and the Health Canada standardized cannabis symbol; and (v) information specifying THC and CBD content.
Promotion
The Cannabis Act sets out restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act. The restriction on promotion includes promotion by communicating information about price or distribution, in a manner that there are reasonable grounds to believe could be appealing to young persons, by means of a testimonial or endorsement, and by evoking positive or negative emotions about a way of life (e.g., glamour, recreation, excitement, vitality, risk, daring).
The Cannabis Act sets out certain limited exceptions to the general prohibition. These include: (i) promotion of price and availability is permitted at point of sale, (ii) informational or brand preference promotion distributed in accordance with the Cannabis Act, (iii) promotions to other license holders, and (iv) by inclusion of brand elements on certain things permitted by the Cannabis Act.
While the above restrictions also apply to the New Classes of Cannabis, the Amending Regulations also prohibit certain representations and associations on products, their packages and labels and associated promotional activity, including: certain flavours in cannabis extracts (e.g. confectionary, dessert, soft drink, and energy drink); health or cosmetic benefits unless registered as a health product; energy value and nutrient content representations that go beyond those permitted in the list of ingredients and in the cannabis-specific nutrition facts table; statements reasonably likely to create the impression the edible cannabis or accessory is intended to meet particular dietary requirements; and promotion that could reasonably associate the cannabis, the cannabis accessory or the service related to cannabis with an alcoholic beverage, a tobacco product or a vaping product.
Product Composition
The Cannabis Regulations place restrictions on product composition specific to each type of cannabis product including specific THC limits. Examples of product-specific restrictions include:
•
Edible cannabis:   must be shelf stable; only food and food additives will be allowed to be used as ingredients in edible cannabis and the use of food additives will need to be in accordance with the limits and purposes that are prescribed for foods; must not have caffeine added, however the use of ingredients containing naturally occurring caffeine will be permitted in edible cannabis products provided that the total amount of caffeine in each immediate container does not exceed 30 milligrams; must not contain alcohol in excess of 0.5% w/w; must not contain anything that would cause the sale of the edible cannabis, if it was a food regulated under the Food and Drugs Act, to be prohibited and must not be fortified with vitamins or mineral nutrients.
•
Cannabis extracts:   must not contain ingredients that are sugars, sweeteners or sweetening agents, nor any ingredient listed on Column 1 of Schedule 2 to the Tobacco and Vaping Products Act (which is a list of ingredients that are prohibited in vaping products) except if those ingredients and their levels are naturally occurring in an ingredient used to produce the extract.

•
Cannabis topicals:   must not contain anything that may cause injury to the health of the consumer when the product is used as intended or in a reasonably foreseeable way.

Health Products Containing Cannabis
Under the current regulatory framework, cannabis is not permitted for use in a natural health product or a non-prescription drug product, as phytocannabinoids are included as prescription drugs on the Human and Veterinary Prescription Drug List (“PDL”). Although, Health Canada has previously authorized prescription drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis- based prescription drug products that have been authorized by Health Canada have been studied, authorized and used in specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty by allowing healthcare practitioners to monitor and manage any unanticipated effects. Health Canada has launched a consultation on a potential market for cannabis health products that would not require practitioner oversight and is considering the development of a regulatory pathway for cannabis health products. In the meantime, all phytocannabinoids remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.
Cannabis is also expressly prohibited for use in cosmetic products as it is included on Health Canada’s Cosmetic Ingredient Hotlist, List of Ingredients Prohibited for Use in Cosmetic Products.
Provincial and Territorial Regulatory Regimes
While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational purposes and related matters by the federal government, the Cannabis Act includes provisions stipulating that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis (similar to what is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have, to varying degrees, regulatory regimes for the distribution and sale of cannabis for adult recreational purposes within those jurisdictions. Each of these Canadian jurisdictions has established a minimum age of 19 years for cannabis use, except for Québec and Alberta, where the minimum age is 21 and 18, respectively.
Québec:   In Québec, all recreational cannabis is managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.
Ontario:   In Ontario, the distribution and online retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation, under the oversight of the Alcohol and Gaming Commission of Ontario (the “AGCO”). Ontario also permits the sale of recreational cannabis through private brick-and-mortar retailers.  Initially, Ontario employed a “phased” approach to retail licensing, setting a maximum cap of 25 licences available to be issued to allow operators to open for business beginning April 1, 2019. The Ontario government has now moved to open the market for private cannabis retail stores in Ontario. In addition to removing the cap on the number of private retail stores in Ontario, the previously mandated regional distribution limiting the number of retail stores permitted in each region was eliminated on

March 2, 2020. Federally licensed producers may now own or control, directly or indirectly, up to 25% of a corporation holding a cannabis Retail Operator Licence (required to hold a Retail Store Authorization) in Ontario, an increase from the previous threshold of 9.9%. Until September, 2021 each retail operator (and its affiliates) may own a maximum of 30 cannabis stores, increasing 75 cannabis stores in September 2021.
British Columbia:   In British Columbia, recreational cannabis is sold through both public and privately-operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.
Alberta:   In Alberta, cannabis products are sold by private retailers that receive their products from a government- regulated distributor (the Alberta Gaming & Liquor Commission), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.
Saskatchewan:   In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) issues private retail store permits, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).
Manitoba:   In Manitoba, cannabis distribution and wholesale is government-run by the Manitoba Liquor and Lotteries Corporation, with retail sale privately operated.
New Brunswick:   In New Brunswick, distribution of recreational cannabis is government-run and recreational cannabis is sold in stores and online through Cannabis NB, a subsidiary of the New Brunswick Liquor Corporation (the “NBLC”). The NBLC also controls the distribution and wholesale of cannabis in the province. The New Brunswick government had issued a request for proposals relating to privatization of the Cannabis NB operations. This was placed on hold pending the provincial election which occurred in September, 2020 however it remains possible that retail sales will be privatized.
Nova Scotia:   In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.
Prince Edward Island:   In Prince Edward Island sale of cannabis is government-run through PEI Cannabis with physical storefronts and online sales. There is no private licensing of retail. The PEI Cannabis Management Corporation is responsible for the distribution and wholesale of cannabis in the province.
Newfoundland and Labrador:   In Newfoundland and Labrador, recreational cannabis is sold through licensed private retail stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the wholesale and distribution to the private sellers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licences may later be issued to private interests.
Yukon:   Recreational cannabis can be purchased through government-run online stores private retailers licensed by the Cannabis Licensing Board. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in the Yukon.
Northwest Territories:   The Northwest Territories relies on the N.W.T. Liquor and Cannabis Commission (NTLCC) to control the importation and distribution of cannabis, whether through NTLCC-approved retail outlets or online through the NTLCC. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.
Nunavut:   Nunavut permits the sale of cannabis through approved private retailers, including online. The Nunavut Liquor and Cannabis Commission is responsible for approving retailers as well as distribution and wholesale in the territory.
The Company is in compliance with the laws of every Canadian province and territory in which it operates, and is in compliance with the laws of the federal government of Canada, including, but not limited to, the regulatory framework under the Cannabis Act and the Cannabis Regulations. There are no current incidences of non-compliance, citations or notices of violation outstanding which may have an impact on the Company’s licenses, business activities or operations in any of the provinces or territories of Canada. Notwithstanding the foregoing, like all businesses the Company may from time to time experience incidences of non-compliance with applicable rules and regulations in the provinces and territories in which the Company operates, either with respect to the provincial regulation of the sale and distribution of recreational cannabis, or the regulatory framework under the Cannabis Act and the Cannabis Regulations, and such non-compliance may have an impact on the Company’s licenses, business activities or operations in applicable province or territory. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company’s licenses, business activities or operations. See the AIF for more details on the Company’s compliance with Canadian federal, provincial and territorial laws.
Australia
Importation of medicinal cannabis products
Section 5 of the Customs (Prohibited Imports) (Importation of Hemp Seeds and Hemp Derived Products) Approval 2018 (Cth) provides that the following products are approved for importation into Australia and are not subject to additional licensing / permit requirements:
(a)
hulled hemp seeds, being seeds from a plant of the genus Cannabis if the leaves and flowering heads of the plant do not contain more than 1% total tetrahydrocannabinol (THC) content (‘hemp seeds’) and the seeds have had their outer coat or hull removed;

(b)
hemp seed meal, being the meal or flour obtained from the grinding or milling of hemp seeds;

(c)
hemp fibre, being the fibre of a plant of the genus Cannabis but does not include the leaves, seeds or flowers of the plant;

(d)
hemp seed oil, being the oil obtained by cold expression from ripened hemp seeds, if:

(i)
the total cannabidiol (CBD) content (i.e., the total amount of CBD and cannabidiolic acid) of the oil is 75 mg/kg (0.0075%) or less; and

(ii)
the total THC content (i.e., the total amount of delta-9-tetrahydrocannabinol and delta-9-tetrahydrocannabinolic acid) of the oil is 50 mg/kg (0.005%) or less;

(e)
a product that contains or consists of hulled hemp seeds or that contains ingredients extracted or derived from hemp seeds, if:

(i)
the product does not contain another drug; and

(ii)
the product does not contain any other parts (including unhulled hemp seeds) of, or extracts from parts (except hemp seeds) of, a plant of the genus Cannabis; and

(iii)
the total CBD content of the product is 75 mg/kg (0.0075%) or less; and

(iv)
the total THC content of the product is 50 mg/kg (0.005%) or less,

(collectively, the “Approved Products”).
Once imported into Australia, Approved Products may be distributed and are not subject to further cannabis-specific regulations. However, if the Approved Products are for therapeutic use, they will be subject to regulation by the Therapeutic Goods Administration (the “TGA”), which regulates the supply of therapeutic goods in Australia .
Cannabis products that are not Approved Products cannot be imported into Australia unless they are for medicinal or scientific research (i.e. clinical trial) purposes. That is, with the exception of the Approved Products, only medicinal cannabis products (including cannabis ingredients used to manufacture medicinal cannabis products) can be imported into Australia, subject to the licensing / permit requirements discussed below.

A “medicinal cannabis product” is defined in section 4 of the Narcotic Drugs Act 1967 (Cth) (“ND Act”) to mean “a product, including but not limited to a substance, composition, preparation or mixture, that:
(a)
includes, or is from, any part of the cannabis plant; and

(b)
is for use for the purposes of curing, or alleviating the symptoms of, a disease, ailment or injury.”

The import and manufacture of medicinal cannabis products are subject to regulation by the Office of Drug Control (“ODC”) of the Australian Commonwealth Department of Health.
In order to import medicinal cannabis products (which are not Approved Products) into Australia, pursuant to regulation 5 of the Customs (Prohibited Imports) Regulations 1956 (Cth), the importer must hold:
(a)
a licence to import drugs (“Import Licence”); and

(b)
a permission to import each consignment of each specific drug (“Australian Import Permit”),

and must comply with any conditions of the Import Licence and Australian Import Permit.
Import Licences are applied for by the proposed importer in writing from the Secretary of the Australian Commonwealth Department of Health (“Secretary”). The application must be in the approved form. Import Licences are issued for a 12 month period.
In order to be granted an Import Licence, the applicant must provide all requested information to the Secretary, demonstrate that it, and its agents and employees, are fit and proper persons to be granted the Import Licence, and demonstrate that its drug storage facilities meet the security requirements for that purpose.
Once an Import Licence is granted, the Import Licence holder must comply with certain requirements, including:
(a)
keeping any drug that is in the possession of the Import Licence holder in safe custody at all times, and if the drug is moved from one place to another, taking adequate precautions to ensure that the removal is safely carried out;

(b)
taking reasonable precautions to ensure that there is no danger of loss or theft of any drug in the possession of the Licence holder;

(c)
only supplying medicinal cannabis products if the Import Licence holder is satisfied that the product will be used solely for medical or scientific purposes; and

(d)
keeping records including about the name and quantity of each drug in the possession of the Import Licence holder, and the quantity of each drug supplied by the Import Licence holder, and information about the person to whom the drug was supplied.

The Import Licence may be revoked if the Import Licence holder does not comply with these requirements.
An application for each Australian Import Permit must be made in writing to the Secretary by the proposed importer. The application must be in the approved form. An Australian Import Permit will not be granted unless the applicant has provided all requested information to the Secretary, has made proper arrangements for the safe transportation and custody of the products, and
(a)
if the product is required for the manufacture of a drug at certain premises —

(i)
the applicant is a holder of a manufacturer’s licence in relation to the manufacture of the drug at those premises pursuant to requirements of the ND Act, which is administered by the ODC (“ND Manufacturer’s Licence”); and

(ii)
where the manufacture of the drug is prohibited under a law of the Australian state (“State”) or territory (“Territory”) in which those premises are situated unless a licence to manufacture the drug has been granted under that law, for the purposes of that law, the applicant is the holder of a licence authorising the applicant to manufacture the drug at those premises (“State/Territory-based Manufacturer’s Licence”); or
(b)
if the product is required for the applicant’s business as a seller or supplier —

(i)
under a law of the State or Territory in which the premises at or from which the applicant conducts that business are situated, the applicant is the holder of a licence authorising the applicant to sell or supply the product at or from those premises (“State/Territory-based Supplier’s Licence”); or

(c)
otherwise, the product is required by the applicant for medical or scientific purposes.

An Australian Import Permit will specify the quantity of the product the holder may import as well as any other conditions or requirements, including with respect to possession, safe custody, transportation, use or disposal of the product to be complied with by the holder of the Australian Import Permit.
The Australian Import Permit may be revoked if the holder of the Australian Import Permit fails to comply with a specified condition or requirement of the Australian Import Permit.
Distribution of medicinal cannabis products
The distribution and supply of medicinal cannabis products in Australia is regulated by the TGA.
Pursuant to the Therapeutic Goods Act 1989 (Cth) (“TG Act”), it is an offence to supply therapeutic goods (including medicinal cannabis products) in Australia unless the goods are included in the Australian Register of Therapeutic Goods (“ARTG”), are exempt from being included in the ARTG, or are otherwise authorised by the TGA.
Therefore, the only ways medicinal cannabis products can only be supplied to patients in Australia are:
(a)
once the particular medicinal cannabis product is included in the ARTG — this requires a sponsor to submit an application to the TGA which includes data as to the quality, safety, efficacy and performance of the product and its intended use; or

(b)
pursuant to the TGA’s Special Access Scheme (“SAS”) — a medical practitioner may use one of the following two SAS Categories to access an unapproved medicinal cannabis product for an individual patient:

(i)
SAS Category A:   a “Category A patient” is a person who is seriously ill with a condition from which death is reasonably likely to occur within a matter of months, or from which premature death is reasonably likely to occur in the absence of early treatment. A prescribing medical practitioner (a medical doctor) or a health practitioner on behalf of a prescribing medical practitioner (e.g. a nurse practitioner or pharmacist) may, with notification to the TGA, supply unapproved medicinal cannabis products to such a patient; or

(ii)
SAS Category B:   if a patient is not a “Category A patient”, a health practitioner may nevertheless make an application to the TGA for approval to supply unapproved medicinal cannabis products to the patient. This requires a thorough clinical justification for the use of the product, including the seriousness of the condition, details of previous treatment and reasons why a currently approved therapeutic good cannot be used for the treatment of the individual patient in the particular circumstance; or

(c)
under the TGA’s Authorised Prescriber Scheme — a medical practitioner may apply to the TGA to become an “Authorised Prescriber” of unapproved medicinal cannabis products in order to prescribe the products to a class (or classes) of recipients with a particular medical condition; or

(d)
through a clinical trial involving the medicinal cannabis product.

Further, relevant State or Territory-based Supplier’s Licence(s) (to the extent applicable) will also need to be obtained, depending on where in Australia the operations are located.

In addition, if a medical practitioner who prescribes medicinal cannabis products is required to obtain approval or authorisation from their State’s or Territory’s Department of Health to prescribe and supply medicinal cannabis products, the medical practitioner must obtain such approval or authorisation. Since April 2018, practitioners can notify or apply to both the TGA and the relevant State’s or Territory’s Department of Health (where applicable) to prescribe and supply medicinal cannabis products through a “single-in” application process.
At present, medicinal cannabis products included on the ARTG (including products that have CBD as the active ingredient) are considered prescription medicines. The classification of medicinal cannabis products with CBD as the active ingredient as prescription medicines is a result of the scheduling of CBD in the Australian Poisons Standard.
However, this will change on February 1, 2021. On December 15, 2020, the TGA published a notice of its final decision to amend the current Poisons Standard to down schedule certain low dose CBD preparations for therapeutic use from Schedule 4 of the Poisons Standard (Prescription Only Medicine) to Schedule 3 (Pharmacist Only Medicine), by seeking to carve out the following category of CBD from Schedule 4 to be included in Schedule 3:
Cannabidiol in oral, oralmucosal and sublingual preparations are included in the Australian Register of Therapeutic Goods (ARTG) when:
1.
the cannabidiol is either plant derived, or when synthetic only, contains the (-) CBD enantiomer; and

2.
the cannabidiol comprises 98 per cent or more of the total cannabinoid content of the preparation; and

3.
any cannabinoids, other than cannabidiol, must be only those naturally found in cannabis and comprise 2 per cent or less of the total cannabinoid content of the preparation and of which tetrahydrocannabinol (THC) can only comprise 1 per cent of the total cannabinoid content; and

4.
the maximum recommended daily dose is 150 mg or less of cannabidiol; and

5.
packed in blister or strip packaging or in a container fitted with a child-resistant closure; and

6.
in packs containing not more than 30 days’ supply; and

7.
for adults aged 18 years or over.

Such Schedule 3 CBD-containing medicines will be required to be labelled with the following warning statements: “Do not use if pregnant or likely to become pregnant” and “Do not use if breastfeeding or planning to breastfeed”.
The impact of this amendment to the Poisons Standard is that over-the-counter sales of certain CBD-containing medicines would be permitted in Australian pharmacies.
The amendments to the Poisons Standard will come into effect on February 1, 2021.
The Company is in compliance with the laws of Australia and the laws of every Australian State and Territory in which it operates, including in relation to the importation and distribution of  medicinal cannabis products, and the laws of Canada with respect to the export of cannabis products. There are no current incidences of non-compliance, citations or notices of violation outstanding which may have an impact on the Company’s licenses, export applications under the Cannabis Act, business activities or operations in Australia. Notwithstanding the foregoing, like all businesses the Company may from time to time experience incidences of non-compliance with applicable laws and regulations in Australia, or the regulatory framework for the export of cannabis products to Australia under the Cannabis Act and the Cannabis Regulations, and such non-compliance may have an impact on the Company’s licenses, business activities, the ability of its commercial partners in Australia to secure Import Licenses and/or Australian Import Permits, or operations in the applicable State or Territory. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company’s licenses, business activities or operations.

CONSOLIDATED CAPITALIZATION
Other than the entering into of the Loan Agreement, as described under the heading “Summary Description of the Business — Recent Developments”, there have been no material changes in our share or loan capital, on a consolidated basis, since the date of the Annual Financial Statements. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share or loan capital of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.
EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for general corporate purposes, strategic initiatives as well as international expansion. Specific information about the use of net proceeds of any offering of Securities under this Prospectus will be set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, United States dollars or other currencies. We may, from time to time, issue securities other than pursuant to this Prospectus.
During the fiscal year ended November 30, 2021, the Company has had negative cash flow from operating activities. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Company will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods. See “Risk Factors — Negative Cash Flow from Operations”.
SHARE STRUCTURE
The Company’s authorized share capital consists of an unlimited number of Common Shares and preferred shares. As at market close on January 27, 2021, the Company had 129,173,184 Common Shares and no preferred shares issued and outstanding.
DIVIDENDS AND DISTRIBUTIONS
The Company has not, since the date of its incorporation, declared or paid any dividends on the Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Valens anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future, if any, will be determined by the Board in their sole discretion based upon, among other factors, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations, and such other business considerations as the Board considers relevant.
DESCRIPTION OF SECURITIES OFFERED
Common Shares
The summary below of the rights, privileges, restrictions and conditions attaching to the Common Shares is subject to, and qualified in its entirety by reference to, the Company’s articles and by-laws, which may be accessed electronically under the Company’s profile on SEDAR at www.sedar.com. Common Shares may be sold separately or together with Debt Securities, Subscription Receipts or Warrants under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain Debt Securities, Subscription Receipts or Warrants qualified for issuance under this Prospectus.
Holders of Common Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of the Company (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Common Share on all matters to be voted on by shareholders at meetings of the Company’s shareholders. Holders of Common Shares are entitled to receive such dividends, if, as and when declared by the Board, in their sole discretion, subject to the prior rights of the holders of preferred shares of the Company. All dividends which the Board may declare shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. On liquidation, dissolution or winding up of the Company, the holders of Common Shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company. There are no pre-emptive, redemption or conversion rights attaching to the Common Shares. All Common Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.

Debt Securities
The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. One or more series of Debt Securities may be sold separately or together with Common Shares, Subscription Receipts or Warrants under this Prospectus, or on conversion or exchange of any such Securities.
Priority
The Debt Securities will be senior or subordinated indebtedness of Valens as described in the relevant Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Valens, from time to time issued and outstanding, which is not subordinated.
If the Debt Securities are subordinated indebtedness, they will rank equally and rateably with all other subordinated Debt Securities from time to time issued and outstanding. In the event of the insolvency or winding-up of Valens, the subordinated Debt Securities will be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of Valens, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.
The Debt Securities are Unsecured Obligations
The Debt Securities will be direct unsecured obligations of Valens.
Terms of the Debt Securities
In conformity with applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the Debt Securities will be governed by a document called an “indenture”. There will be a separate indenture for the senior Debt Securities and the subordinated Debt Securities. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities offered, and us. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture. Second, the trustee performs certain administrative duties for us. The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com. A copy of the form of the indenture to be entered into will be filed with the SEC as an exhibit to the registration statement on Form F-10. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. The description of certain provisions of the indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of the indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the indenture.
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as SOFR, SONIA or €STR.
Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture.
The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by our Board or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.
The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. Those terms may include some or all of the following:
(a)
the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)
the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

(c)
the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d)
whether such Debt Securities are senior or subordinated and, if subordinated, the applicable subordination provisions of the Debt Securities;

(e)
the percentage of the principal amount at which such Debt Securities will be issued;

(f)
the date or dates on which such Debt Securities will mature;

(g)
the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(h)
the dates on which any such interest will be payable and the record dates for such payments;

(i)
any redemption term or terms under which such Debt Securities may be defeased;

(j)
whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k)
the place or places where principal, premium and interest will be payable;

(l)
the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

(m)
the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(n)
any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(o)
any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

(p)
governing law;

(q)
any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

(r)
if other than Valens or the trustee, the identity of each registrar and/or paying agent;

(s)
if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

(t)
if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

(u)
if the Debt Securities are to be convertible or exchangeable into other securities of Valens, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

(v)
any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Any convertible or exchangeable Debt Securities will be convertible or exchangeable only for other securities of Valens. In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against Valens following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities under the applicable Prospectus Supplement and any additional amounts paid upon the conversion, exchange or exercise of such Securities, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario) and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise by law. This right of rescission will not extend to any holders of convertible or exchangeable Debt Securities who acquire such convertible or exchangeable Debt Securities from an initial purchaser on the open market or otherwise.
Debt Securities, if issued in registered form, will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.
Modifications
We may amend any indenture and the Debt Securities without the consent of the holders of the Debt Securities in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.
Subscription Receipts
Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (a “Subscription Receipt Agreement”) that will be entered into between us and the escrow agent (the “Escrow Agent”) at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.
Terms of the Subscription Receipts
The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts under the applicable Prospectus Supplement and any additional amounts paid upon the exchange of such Securities upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.
The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.
Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares or Debt Securities), for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Company. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow or other agent (the “Escrowed Funds”) pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.
This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:
(a)
the number of Subscription Receipts;

(b)
the price at which the Subscription Receipts will be offered;

(c)
conditions (the “Release Conditions”) for the exchange of Subscription Receipts into Common Shares or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

(d)
the procedures for the exchange of the Subscription Receipts into Common Shares or Debt Securities;

(e)
the number of Common Shares or Debt Securities to be exchanged for each Subscription Receipt;

(f)
the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

(g)
the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(h)
the dates or periods during which the Subscription Receipts may be exchanged into Common Shares or Debt Securities;

(i)
the identity of the Escrow Agent;

(j)
the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

(k)
the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;
(l)
procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(m)
the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

(n)
the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

(o)
any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.
Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the head office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
Warrants
The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Common Shares, Debt Securities or other securities of Valens. Warrants may be issued independently or together with Common Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under a warrant indenture or agreement between us and a warrant agent that we will name in the applicable Prospectus Supplement.
Terms of the Warrants
Each initial purchaser of Warrants that are exercisable within 180 days of the date of purchase will have a non-assignable contractual right of rescission following the issuance of any securities to such purchaser upon the exercise of the Warrants if this Prospectus, the Prospectus Supplement under which the Warrants are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Warrants, including any additional amounts paid upon the exercise of such Warrants, upon surrender of the securities issued on the exercise thereof, provided that such remedy for rescission is exercised within 180 days from the date of the purchase of such Warrants under the applicable Prospectus Supplement. This right of rescission will not extend to any holders of Warrants who acquire such Warrants from an initial purchaser on the open market or otherwise.
The applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of the agreement governing the Warrants will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.
Warrants will entitle the holder thereof to receive other Securities (typically Common Shares or Debt Securities) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.
This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:
(a)
the designation of the Warrants;

(b)
the aggregate number of Warrants offered and the offering price;

(c)
the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)
the exercise price of the Warrants;

(e)
the dates or periods during which the Warrants are exercisable;

(f)
the designation and terms of any securities with which the Warrants are issued;

(g)
if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

(h)
the currency or currency unit in which the exercise price is denominated;

(i)
whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

(j)
any minimum or maximum amount of Warrants that may be exercised at any one time;

(k)
whether such Warrants will be listed on any securities exchange;

(l)
whether the Warrants will be issued in fully registered or global form;

(m)
any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(n)
any rights, privileges, restrictions and conditions attaching to the Warrants;

(o)
the material income tax consequences of owning, holding and disposing of the Warrant; and

(p)
any other specific terms.

Warrant certificates, if issued in registered form, will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.
Modifications
We may amend any agreement governing the Warrants and the Warrants themselves, without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.
Enforceability
The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under any agreement governing the Warrants or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.
Units
The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
Terms of the Units
Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including:
(a)
the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)
any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

(c)
how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

(d)
the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e)
the securities exchange(s) on which such Units will be listed, if any;

(f)
whether the Units and the underlying Securities will be issued in fully registered or global form; and

(g)
any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any agreement(s) governing the Units and, if applicable, collateral arrangements and depositary arrangements relating to such Units.
Modifications
We may amend any agreement governing the Units and the Units themselves, without the consent of the holders of the Units in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.
PRIOR SALES
We have not sold or issued any Debt Securities, Subscription Receipts, Units or securities convertible into Debt Securities, Subscription Receipts or Units during the 12 months prior to January 28, 2021. The following table summarizes our issuances of Common Shares and Warrants and securities convertible into Common Shares and Warrants during the 12 months prior to the date of this Prospectus:
Date	Type of Security Issued	Number of Securities Issued(11)	Issuance/Exercise Price per Security(11)
February 13, 2020	Common Shares(1)	100,000	$3.31
February 28, 2020	Common Shares(2)	1,730,432	$3.0471
April 22, 2020	Common Shares(3)	31,250	$1.95
May 1, 2020	Common Shares(1)	300,000	$2.17
May 29, 2020	Common Shares(4)	(43,600)	$2.25
June 9, 2020	Common Shares(5)	50,000	$0.65
August 21, 2020	Common Shares(1)	300,000	$2.19
September 16, 2020	Common Shares(6)	5,400	$1.25
October 19, 2020	Options(7)	1,617,907	$1.73
October 19, 2020	Restricted Share Units	1,021,062	N/A
October 19, 2020	Deferred Share Units	186,813	N/A
November 2, 2020	Common Shares(8)	127,635	$1.54
November 2, 2020	Common Shares(9)	350,000	$0.65
November 2, 2020	Common Shares(1)	300,000	$1.54
November 30, 2020	Common Shares(10)	42,547	$2.00

Notes:
(1)
Issued to settle obligations to issue shares to officers and employees.

(2)
Issued in connection with the SōRSE Agreement (as defined in the AIF), valued at $5,070,166.

(3)
Issued in connection with the exercise of options for gross proceeds of $60,938.

(4)
Shares repurchased and cancelled under the normal course issuer bid for Common Shares announced on December 18, 2019.

(5)
Issued in connection with the exercise of options for gross proceeds of $32,500.

(6)
Issued in connection with the exercise of options for gross proceeds of $6,750.

(7)
Stock options are exercisable at a price of $1.73 per Common Share until October 18, 2025.

(8)
Issued in connection with the settlement of restricted share units. 255,266 restricted share units were settled half through the issuance of 127,635 Common Shares and half settled in cash with a total payment of $220,805.

(9)
Issued in connection with the exercise of options for gross proceeds of $227,500.

(10)
Issued in connection with the settlement of restricted share units. 85,089 restricted share units were settled half through the issuance of 42,547 Common Shares and half settled in cash with a total payment of $74,023.

(11)
The number of securities issued, and their corresponding issue/exercise price, have not been adjusted to reflect the three to one consolidation of Common Shares effective as of November 16, 2021 (the “Consolidation”). Please see the AIF for further details on the Consolidation.

TRADING PRICES AND VOLUMES
The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX and, prior to April 16, 2020, the TSXV, under the symbol “VLNS” since January 2020.

	Price Range(1)(4)
Date	High ($)	Low ($)	Monthly Trading Volume(2)(4)
January 1 – 27, 2021	2.89	1.64	16,186,423
December 1 – 31, 2020	2.03	1.63	7,682,635
November 1 – 30, 2020	2.02	1.47	14,314,300
October 2020	1.97	1.44	8,488,015
September 2020	2.29	1.54	4,683,320
August 2020	2.53	2.02	4,713,942
July 2020	2.57	1.95	10,260,973
June 2020	3.13	2.34	7,730,281
May 2020	2.83	1.94	8,922,768
April 2020(3)	2.61	1.99	8,481,061
March 2020	3.43	1.75	13,259,694
February 2020	4.10	2.75	12,214,798
January 2020	4.07	3.15	9,302,557

Notes:
(1)
Includes intra-day lows and highs.

(2)
Total volume traded in the month.

(3)
This amount combines trading highs, lows, and volume on the TSXV (April 1-15) and TSX (April 16-30).

(4)
The monthly trading prices and volumes reflect the monthly trading prices and volumes prior to the Consolidation and have not been adjusted to reflect the Consolidation. Please see the AIF for further details on the Consolidation.

PLAN OF DISTRIBUTION
The Company may sell the Securities to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold in Canada or the United States, or in both jurisdictions. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public and will identify the person(s) offering the Securities. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us.
Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market” offerings, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. A purchaser who acquires any Securities forming part of the underwriters’ over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market” offering, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.
If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.
The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions and discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.
Each issue by the Company of Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, Subscription Receipts, Warrants and Units, such Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.
In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.
CERTAIN CANADIAN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. PERSONS
This summary assumes that the Company could, in the future, complete an offering (the “Offering”) of units of the Company (“Units”), consisting of one Common Share (each, a “Unit Share”) and one-half of one common share purchase warrant (each, a “Warrant”) entitling the holder to acquire one Common Share (each, a “Warrant Share”). This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the Securities. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the income tax treaty between the United States and Canada (the “Treaty”), in each case as in effect as of the date of this Prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new or amended Code sections, U.S. Treasury regulations, judicial and administrative interpretations or otherwise.
This summary only applies only to U.S. Holders that purchase Units and hold the Units, Unit Shares, Warrants and Warrant Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:
•
banks, financial institutions, or insurance companies;

•
regulated investment companies or real estate investment trusts;

•
brokers, dealers, or traders in securities or currencies;

•
tax-exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;

•
persons holding the Units as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments for U.S. federal income tax purposes;

•
persons acquiring the Units as compensation for services or through the exercise or cancellation of employee stock options or warrants;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
persons who own or have owned (directly, indirectly, or constructively) 10% or more of the Company’s stock (by vote or value);

•
U.S. expatriates;

•
any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;

•
persons holding the Units in connection with a trade or business conducted outside the United States; or

•
persons who do not qualify for the benefits of the Treaty.

As used herein, a “U.S. Holder” means a beneficial owner of the Units that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes (which includes a “green card holder”), (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If an entity classified as a partnership for U.S. federal income tax purposes holds the Units, Unit Shares, Warrants, or Warrant Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of such partner and on the activities of the partner and the partnership. Partnerships considering an investment in the Units and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS OF UNITS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF UNITS, UNIT SHARES, WARRANTS AND WARRANT SHARES.
Allocation of Purchase Price and Characterization of a Unit
No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of one Unit Share and one Warrant. We intend to treat the acquisition of a Unit in this manner. For U.S. federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the one Unit Share and the one Warrant based on the relative fair market value of each at the time of issuance. Each investor must make his or her own determination of such value based on all the relevant facts and circumstances. The price allocated to the Unit Share and Warrant should be the stockholder’s tax basis in such Unit Share or Warrant, as the case may be. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the one Unit Share and one Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the one Unit Share and one Warrant based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances).
The foregoing treatment of the Unit and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.
Exercise, Disposition, or Lapse of Warrants
A U.S. Holder generally will not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant (that is, the portion of the U.S. Holder’s purchase price allocated to the Warrant as described above under “Certain U.S. Federal Income Tax Considerations for U.S. Purchasers — Allocation of Purchase Price and Characterization of a Unit”), plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant.
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received, and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) generally will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to certain limitations.
Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. The deductibility of capital losses is subject to certain limitations.

Certain Adjustments to the Warrants
Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Adjustments to the exercise price of a Warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants generally should not result in a constructive distribution (see the more detailed discussion of the rules applicable to distributions made by us at “Certain U.S. Federal Income Tax Considerations for U.S. Purchasers — Acquisition, Ownership and Disposition of Unit Shares and Warrant Shares — Distributions” below).
Acquisition, Ownership and Disposition of Unit Shares and Warrant Shares
Distributions
Subject to the PFIC rules discussed below, the gross amount of any distribution (including constructive distributions) made by the Company to a U.S. Holder with respect to the Unit Shares and Warrant Shares (including the amount of any Canadian taxes withheld therefrom) generally will be included in such holder’s gross income as non-U.S. source dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. corporation, the Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect distributions generally to be treated as dividends for U.S. federal income tax purposes. Any dividends that the Company pays will not be eligible for the dividends-received deduction allowed to certain corporate U.S. Holders.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be eligible to be taxed at favorable rates applicable to “qualified dividend income,” provided that (1) the Unit Shares and Warrant Shares are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (such as the Treaty), (2) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain minimum holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the Unit Shares and Warrant Shares.
Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, any Canadian income tax withheld with respect to distributions made on the Unit Shares and Warrant Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its tax advisor regarding the availability of the U.S. foreign tax credit under its particular circumstances.
Sale, Exchange or Other Taxable Disposition of the Unit Shares and Warrant Shares
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Unit Shares or Warrant Shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Unit Shares or Warrant Shares, as applicable. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the Unit Shares or Warrant Shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Unit Shares or Warrant Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.
Passive Foreign Investment Company Rules
The taxation of U.S. Holders will depend on whether the Company is treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% by value of the stock.
Based on the Company’s income, assets and business activities, the Company does not believe that it was a PFIC for its 2021 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status, however, is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in the current year or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position.
If the Company were to be treated as a PFIC in any taxable year that is included in the holding period of a U.S. Holder of our Unit Shares, Warrants, or Warrant Shares, in addition to certain IRS filing requirements, U.S. Holders generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any “excess distributions” received from the Company on the Unit Shares or Warrant Shares and on any gain realized from a sale or other disposition of the Unit Shares , Warrant Shares or Warrants, regardless of whether the Company continues to be a PFIC in the year such distribution is received or gain is realized. Specifically, a U.S. Holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the Unit Shares or Warrant Shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period in such Unit Shares or Warrant Shares). Gain on the disposition of the Unit Shares, Warrant Shares or Warrants will be subject to taxation in the same manner as an excess distribution (including taxation at ordinary income rates), described immediately above.
If, contrary to current expectations, the Company was a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. Holders with respect to the Unit Shares and Warrant Shares (but not the Warrants) that may mitigate some of the adverse tax consequences resulting from PFIC treatment. Currently, a U.S. Holder may not make any such election with respect to the Warrants.
U.S. Holders should consult their tax advisors concerning the Company’s PFIC status and the consequences to them of the treatment of the Company as a PFIC for any taxable year.
Foreign Financial Asset Reporting
U.S. Holders who are individuals (and certain entities) are required to report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to “specified foreign financial assets” that they own if the aggregate value of those assets exceeds certain threshold amounts. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders should consult their tax advisors regarding the application of this reporting requirement to their ownership of the Unit Shares, Warrants or Warrant Shares.

Information Reporting and Backup Withholding
In general, information reporting will apply to dividends (including constructive dividends) paid to a U.S. Holder in respect of the Unit Shares or Warrant Shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the Unit Shares , Warrant Shares or Warrants within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the backup withholding tax and information reporting rules.
In the future, the applicable Prospectus Supplement will describe certain material United States federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
LEGAL MATTERS
Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain Canadian legal matters relating to the offering of Securities will be passed upon on our behalf by Stikeman Elliott LLP. As of the date hereof, partners and associates of Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters or agents, as applicable, by counsel to be designated at the time of the offering.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The independent auditor of the Company is KPMG LLP, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. The auditor is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. Prior to March 30, 2020, the independent auditor of the Company was Davidson and Company LLP, Chartered Professional Accountants, 1200 — 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6. Davidson and Company LLP, Chartered Professional Accountants, was independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.
The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario. Computershare Trust Company, N.A. serves as the U.S. transfer agent for the Common Shares.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:
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the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

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the articles and bylaws of the Company;

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the consent of KPMG LLP;

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the consent of our Canadian counsel, Stikeman Elliott LLP;

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a form of indenture relating to Debt Securities; and

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the powers of attorney from the directors and certain officers of the Company.

A copy of the form of warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a corporation incorporated under and governed by the CBCA. All of our directors and officers except for Drew Wolff reside principally in Canada, and a substantial portion of the Company’s assets and a substantial portion of the assets of these persons is located outside the United States. The Company will appoint an agent for service of process in the United States (as set forth below); however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
We will file with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appoint CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
One of the Company’s directors, Drew Wolff, reside outside of Canada. Each of these directors has appointed The Valens Company Inc. at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6 (Attn: Corporate Secretary) as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process
PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.
Original purchasers of convertible, exchangeable or exercisable Securities are further cautioned that in an offering of convertible, exchangeable or exercisable Securities, the statutory right of action for damages for a misrepresentation contained in a prospectus is, under the securities legislation of certain provinces, limited to the price at which the convertible, exchangeable or exercisable Security was offered to the public under the prospectus offering. Accordingly, any further payment made at the time of conversion, exchange or exercise of the security may not be recoverable in a statutory action for damages in such provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.
In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against Valens following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities under the applicable Prospectus Supplement and any additional amounts paid upon the exercise of such Securities, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario) and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise by law.
Purchasers of Securities distributed under an at-the-market distribution by Valens do not have the right to withdraw from an agreement to purchase Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 — Shelf Distributions.
Any remedies under securities legislation that a purchaser of Securities distributed under an at-the-market distribution by Valens may have against Valens or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above. A purchaser’s rights and remedies under applicable securities legislation against the dealer underwriting or acting as an agent for the issuer in an at-the-market distribution will not be affected by that dealer’s decision to effect the distribution directly or through a selling agent. A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.